Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

by and among

SIMPLY GOOD FOODS USA, INC.,

ONLY WHAT YOU NEED, INC.,

and

SAFE BRANDS, LLC

Dated as of April 29, 2024

Exhibit A – Example Calculation

Exhibit B – Form of Escrow Agreement

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of April 29, 2024, is made and entered into by and among Simply Good Foods USA, Inc., a New York corporation (“Purchaser”), Only What You Need, Inc., a Delaware corporation (the “Company”), and Safe Brands, LLC, a Delaware limited liability company (“Seller”). Purchaser, the Company and Seller may be referred to herein collectively as the “Parties”, and each as a “Party.” Capitalized terms used herein and not otherwise defined herein have the meanings given to such terms in Article I.

RECITALS:

WHEREAS, Seller owns all of the issued and outstanding shares of capital stock of the Company (the “Shares”);

WHEREAS, subject to the terms and conditions of this Agreement, Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, all of the Shares;

WHEREAS, Purchaser, the Company and Seller desire to make certain representations, warranties, covenants and agreements in connection with the Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Purchaser to enter into this Agreement, each of the Financial Investors is entering into a Restrictive Covenants Agreement with Purchaser (each, a “Financial Investor RCA”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Purchaser to enter into this Agreement, each Key Participant is entering into a Restrictive Covenants Agreement with Purchaser (each, a “Participant RCA”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, the Parties, intending to be legally bound, hereby agree to the foregoing Recitals and further agree as follows:

Article I
DEFINITIONS

Section 1.1      Certain Definitions. As used in this Agreement, the following terms have the following meanings:

“401(k) Plan” means any Benefit Plan that is intended to be qualified under Section 401(a) of the Code which includes a cash or deferred arrangement that is intended to qualify under Section 401(k) of the Code.

“Accounting Firm” means (a) Grant Thornton LLP or (b) if Grant Thornton LLP is unwilling to act on an applicable matter, an accounting firm mutually agreed to between Purchaser and Seller.

“Accounting Methodology” means GAAP, subject to the same exceptions and using the same accounting methods, policies, practices and procedures, with consistent classification, judgments, and estimation methodology, as were used in preparing the audited Company Financial Statements.

“Adjustment Escrow Account” means the adjustment escrow account established pursuant to the Escrow Agreement.

“Adjustment Escrow Amount” means $4,250,000.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the first-mentioned Person. For purposes of this definition, “control” (including the terms “controls,” “controlled by” and “under common control with”), when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise.

“Anti-Corruption Laws” means all applicable U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and any applicable Law enacted in connection with, or arising under, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

“Associated Persons” means (a) Seller, (b) any Affiliate of Seller, or (c) any officer, director or manager of the Company or Seller or of any Affiliate of Seller.

“Business Day” means any day other than Saturday, Sunday or any other day on which banks in New York, New York are required or permitted to be closed.

“Closing Company Cash” means the amount of Company Cash as of 12:01 a.m. Eastern Time on the Closing Date.

“Closing Indebtedness” means all Indebtedness of the Company as of 12:01 a.m. Eastern Time on the Closing Date, determined in accordance with the Accounting Methodology.

“Closing Net Working Capital” means Net Working Capital as of 12:01 a.m. Eastern Time on the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Cash” means all cash and cash equivalents of the Company and marketable securities and short-term investments of the Company maturing less than thirty (30) days after the Closing Date (provided that “Company Cash” shall (a) include the amount of any outstanding checks or wires received but not yet cleared by the Company (provided that if such outstanding check or wire is a payment in respect of a corresponding account receivable or other current asset, then only to the extent such check or wire has correspondingly reduced Closing Net Working Capital), (b) exclude the amount of outstanding checks issued or wires initiated by the Company but not yet cleared (provided that if such outstanding check or wire is a payment in respect of a corresponding account payable or other current liability, then only to the extent such check or wire has correspondingly increased Closing Net Working Capital), and (c) exclude all Restricted Cash), in each case determined in accordance with the Accounting Methodology.

“Company IT Systems” means all IT Systems owned or controlled by the Company or its licensors, service providers, vendors, or similar parties and used by the Company in the operation of the business, including pursuant to outsourced or cloud computing arrangements.

“Company Transaction Expenses” means (a) all fees, costs, expenses and other similar obligations of, or amounts incurred or payable by or on behalf of the Company or Seller that have not been paid in full prior to the Closing, in each case in connection with the preparation, negotiation, execution or performance of this Agreement, the other Transaction Documents or the consummation of the Transactions or any potential transactions similar to such transactions, including the following: (i) out-of-pocket expenses, if any, of the Company, including the fees and disbursements of, or other similar amounts charged by, counsel, accountants, agents, financial advisors, consultants and experts retained by or on behalf of or at the expense of the Company, and any investment banking, brokerage or finder’s fees and related expenses; and (ii) any retention, transaction, change in control or similar bonuses or payments payable to any of employees, officers, directors or other service providers of the Company in connection with the Transactions (excluding (A) severance or any other amounts payable as a result of any action or termination initiated by Purchaser or the Company after the Closing, and (B) any amounts payable pursuant to any retention or employment agreements entered into by or at the direction of Purchaser), including (1) in each case, the employer portion of any corresponding payroll Taxes, and (2) the cash transaction bonuses set forth on Section 3.13(a) of the Disclosure Schedule, (b) 50% of all Transfer Taxes, as required to be borne by the Seller pursuant to Section 9.1, and (c) fifty percent (50%) of (i) the D&O Insurance Expenses, (ii) R&W Insurance Expenses, and (iii) fees payable under, or other expenses relating to, the Escrow Agreement. For the avoidance of doubt, “Company Transaction Expenses” shall not include any HSR Act filing fees, which shall be borne entirely by Purchaser.

“Competition Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other federal, state, local or non-United States statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Laws, each as amended from time-to-time, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade through merger or acquisition.

“Confidentiality Agreement” means the mutual confidentiality and non-disclosure agreement, dated as of November 29, 2023, between the Company and SMPL.

“Consent” means any approval, consent, ratification, permission, waiver, Order, Permit or authorization.

“Contract” means any contract, lease, license, deed or other legally binding agreement, instrument or arrangement, including any amendments or supplements thereto.

“Current Assets” means all current assets of the Company, calculated in accordance with the Accounting Methodology and the example calculation set forth in Exhibit A; provided, however, that “Current Assets” shall not include any amounts included within Company Cash (or any items expressly excluded from the definition thereof), amounts taken into account in the calculation of Indebtedness, or deferred tax assets.

“Current Liabilities” means all current liabilities of the Company, calculated in accordance with the Accounting Methodology and the example calculation set forth in Exhibit A; provided, however, that “Current Liabilities” shall not include any amounts included within Indebtedness or Company Transaction Expenses or deferred tax liabilities.

“D&O Insurance Expenses” means the aggregate amount of the premium, underwriting fee, broker’s commission, Taxes, expenses and other costs paid with respect to the procurement and binding of the D&O Tail.

“Debt Financing Source” means each entity (including the lenders and each agent and arranger) that has committed to provide or otherwise entered into agreements to provide the Debt Financing in connection with the Transactions, together with any Persons that become a party to the Debt Financing Commitment after the date hereof in accordance with the terms thereof or which become party to any definitive documentation relating to the Debt Financing.

“Debt Financing Source Parties” means, collectively, the Debt Financing Sources, their current or future Affiliates and such Persons’ and their Affiliates’ respective current, former and future directors, officers, general or limited partners, shareholders, members, managers, controlling persons, employees, advisors, agents, attorneys, accountants, consultants, other representatives or funding sources, and the respective successors and assigns of each of the foregoing.

“Effect” has the meaning set forth within the definition of Material Adverse Effect.

“Enforceability Exceptions” means bankruptcy, insolvency, moratorium or other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally.

“Entity” has the meaning set forth within the definition of Subsidiary.

“Environment” means the indoor and outdoor environment and all media, including ambient air, surface water, groundwater, land surface or subsurface strata, sediment and natural resources.

“Environmental Claim” means any Proceeding, Order or, as to each, any settlement or judgment arising therefrom, made, commenced, brought or pending by or before any Person alleging Liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, assessment, cleanup, governmental response, removal or remediation, containment, monitoring, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Environmental Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with, or Liability under, any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any Law or other legal requirement pertaining to pollution, protection of health, safety or the Environment or exposure of Persons to Hazardous Materials, and any matters relating to the manufacturing, processing, distribution, sale, marketing, labelling, use, treatment, storage, disposal, transport, handling, Environmental Release or threatened Environmental Release of Hazardous Materials, including the Clean Air Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Federal Water Pollution Control Act, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Oil Pollution Act of 1990, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, the Emergency Planning and Community Right to Know Act, as amended, the Safe Drinking Water Act, as amended, the Occupational Safety and Health Act, as amended, all rules and regulations issued or promulgated pursuant to any of the foregoing statutes, and any foreign, state or local Laws analogous to any of the foregoing, as amended, together with all judicial interpretations thereof.

“Environmental Notice” means any written directive, notice of violation or infraction, notice of potential penalty, responsibility or Liability, notice of intent to sue, warning letter, request for information, objection or other notice respecting any Environmental Claim or relating to any actual or alleged non-compliance with or Liability under any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit required, issued, held or obtained pursuant to any Environmental Law or pertaining to any Hazardous Material.

“Environmental Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, depositing, placing, or disposing of Hazardous Materials into the Environment, including the abandonment or discarding of any containers.

“Equity Interests” means any type of equity ownership interest in an entity, including partnership interests in a general partnership or limited partnership, membership interests in a limited liability company, capital stock or similar security in a corporation or the comparable instruments for any other entity.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each trade or business (whether or not incorporated) that is treated as a single employer with the Company for purposes of Section 414 of the Code.

“Escrow Agent” means Citibank, N.A., as escrow agent pursuant to the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement among Seller, Purchaser and the Escrow Agent, dated as of the Closing Date, in substantially the form attached hereto as Exhibit B.

“Financial Investors” means United Nutritional Brands LLC, Power Plant Ventures II, L.P., Power Plant Ventures II-A, L.P., OWYN SPV, LLC, Inherent Private Opportunities 2021, LP, and Purchase Capital LLC.

“Fraud” means, with respect to any Person, intentional (and not constructive or reckless) common law fraud with respect to the making of the representations and warranties in Article III, Article IV or Article V (as applicable).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governmental Entity” means any U.S. or non-U.S. federal, state, municipal, provincial, local or other governmental entity, body, or department, or any political subdivision or instrumentality thereof, or any other court, tribunal, arbitrator (public or private), or other governmental department, commission, board, bureau, agency, office, or self-regulatory organization, in each case exercising executive, legislative, judicial, regulatory, or administrative functions of government.

“Hazardous Material” means any substance, material, chemical, odor, heat, sound, vibration, radiation, or waste, or any combination of any of them that is regulated or defined by, or with respect to which Liability or standards are imposed under, any Environmental Law, including any material, substance or waste which is defined, designated or classified as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “contaminant,” “pollutant,” “toxic waste,” or “toxic substance” (or words of similar meaning, import or regulatory effect) under any provision of applicable Environmental Law, and including petroleum, petroleum products and byproducts, asbestos, presumed asbestos-containing-material or asbestos-containing-material, lead or lead-containing materials, toxic molds, mycotoxins, urea formaldehyde, radioactive materials, certain per- and polyfluoroalkyl substances (“PFAS”), and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to the Company, without duplication (including without duplication of any items reflected in Company Transaction Expenses), the following Liabilities (whether or not then due and payable): (a) all obligations for the repayment of money borrowed, whether owing to banks, financial institutions or otherwise; (b) all obligations evidenced by notes, bonds, debentures or similar instruments (whether or not convertible); (c) all obligations under any letter of credit or letter of guaranty, to the extent drawn; (d) all obligations secured by any Lien on any of the assets of the Company; (e) all obligations payable under interest rate and currency protection agreements or other hedging arrangements; (f) all obligations under any conditional sale or installment sale; (g) all obligations for deferred purchase price of property, business, assets, securities, or services in respect of which a the Company is liable, contingently or otherwise (but excluding trade payables or amounts of purchase price which have been incurred in the ordinary course of business and included in the calculation of Closing Net Working Capital, as finally determined), including the amount of “earn-outs” to the extent payable with respect to the acquisition of any property, business, asset, security or service; (h) all obligations of the Company as lessee under leases recorded as capital or finance leases in the Financial Statements or which are required to be capitalized in accordance with FASB Accounting Standards Codification Topic 840 (it being understood that any operating leases not required to be capitalized in accordance with FASB Accounting Standards Codification Topic 840 shall not be included in this clause (h)); (i) all obligations for any deferred revenue (including any obligation resulting from payments received from customers in advance of billings or earning the related revenue); (j) any Unpaid Income Taxes; (k) any declared and unpaid dividends or distributions; (l) any obligations related to unpaid legal settlements and any related unpaid legal fees in connection therewith, in each case, whether or not accrued; (m) all unpaid severance or other similar payments in respect of terminations occurring prior to the Closing and all benefits and obligations arising from any non-qualified deferred compensation, including, in each case, the employer portion of any corresponding payroll Taxes; (n) the amount of unreconciled differences or unsettled balances related to transactions between the Company, on the one hand, and Seller or Halen Brands, Inc., on the other hand; (o) an amount equal to $250,000; (p) all obligations in respect of premiums, penalties, “make whole amounts,” breakage costs, change of control payments, costs, expenses and other payment obligations that would arise if all Indebtedness referred to in the foregoing clauses (a) through (n) was prepaid in full at such time; and (q) all Indebtedness of the type referred to in clauses (a) through (n) above guaranteed directly or indirectly in any manner by the Company.

“Intellectual Property” means any and all of the following: (a) patents and patent applications, including reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof; (b) copyrights, and registrations and applications for registration thereof; (c) trademarks, service marks, trade dress, logos, trade names and other source identifiers, and registrations and applications for registration thereof, including all goodwill associated therewith and symbolized thereby (each, a “Trademark”); (d) business and technical know-how, including inventions, whether patentable or unpatentable, and confidential information, including recipes, formulations, blends, specifications, mixing instructions and processes, in each case to the extent constituting “trade secrets” as defined under applicable Law (collectively, “Trade Secrets”); (e) rights of privacy and publicity; and (f) rights to sue or recover and retain damages for past, present, and future infringement, dilution, misappropriation or other violation of any of the foregoing.

“IT Systems” means all computers, systems, websites, networks, Software, hardware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation.

“Key Participants” means Leigh Feuerstein, Mark Olivieri, Brad Moose, Robert Rich, Nevila Kondili, and Matthew O’Connell.

“Law” means any law (including common law), statute, code, ordinance, rule, regulation, constitution, Order, charge, judgment, decree, or other requirement with similar effect of any Governmental Entity.

“Liability” means, with respect to any Person, any debt, obligation, commitment, or liability of any kind, character, description or nature whatsoever, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, matured or unmatured, secured or unsecured, joint or several, due or to become due, vested or unvested, executory or otherwise and whether or not the same is required to be accrued on the financial statements of such Person in accordance with GAAP.

“Lien” means any lien (statutory or otherwise), pledge, charge, mortgage, deed of trust, encumbrance, lease, easement, encroachment, right of way, license, conditional sales contract,

option to purchase, priority, covenant, security interest, hypothecation, restriction on use or transfer, restriction on voting, preferential arrangement or preemptive right, right of first refusal or restriction of any kind.

“Lookback Period” means the period beginning on the date that is three (3) years prior to the date of this Agreement.

“Malicious Code” means (a) any virus, malware, ransomware, Trojan horse, worm, back door, time bomb, drop dead device, spyware, trackware, or adware, and (b) any similar program, routine, instruction, device, code, contaminant, logic or effect designed or intended to disable, disrupt, erase, harm, or otherwise impede the operation of, or enable any Person to access without authorization, or otherwise materially and adversely affect the functionality of, any IT System (or portion thereof).

“Material Adverse Effect” means any change, effect, event, occurrence, development, matter, state of facts, series of events, or circumstance (any such item, an “Effect”) that has had, or would reasonably be expected to have, individually or in the aggregate with all other Effects, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of the Company, or (b) the ability of Seller and the Company to consummate the Transactions; provided, however, that solely for purposes of clause (a) above, none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect: (i) any Effect arising out of or relating to (A) United States or global (or any region thereof) (1) economic, credit, financial or securities market conditions, including prevailing interest rates or currency rates or (2) regulatory or political conditions, or (B) acts of terrorism or sabotage, the outbreak, escalation or worsening of hostilities (whether or not pursuant to the declaration of a national emergency or war), man-made disasters, natural disasters (including hurricanes), acts of God, epidemics, pandemics, quarantines, disease outbreaks or other health crises or public health events (including COVID-19), or the worsening of any of the foregoing; (ii) any Effect generally affecting any of the industries or markets in which the Company operates; (iii) any change in Law or GAAP or interpretations thereof (including any change in the interpretation or enforcement thereof after the date hereof); (iv) any action expressly required by this Agreement or taken at the written request of Purchaser; (v) the public announcement (if made by Seller or the Company, to the extent such announcement is permitted hereby), pendency, or completion of the Transactions (provided, that this foregoing clause (v) shall not be considered in determining whether any of the representations and warranties set forth in Section 3.4(b), Section 3.13(f), or Section 4.4(b) is inaccurate, including for purposes of the condition in Section 8.2(a)); and (vi) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that, unless the subject of a separate exclusion in this definition, the facts and circumstances giving rise to such failure may be taken into account to determine whether a Material Adverse Effect has occurred or would reasonably be expected to occur), except, in the case of clauses (i), (ii), and (iii), any such Effect shall not be disregarded in determining whether a “Material Adverse Effect” has occurred to the extent such Effect disproportionately impacts the Company in comparison to other similarly situated participants in the industry in which the Company operates.

“Net Working Capital” means an amount (which may be a negative or positive number) in U.S. dollars equal to (a) the Current Assets minus (b) the Current Liabilities, calculated in accordance with the example calculation set forth in Exhibit A.

“Order” means any order, writ, injunction, judgment, arbitration award, ruling or decree issued by a Governmental Entity of competent jurisdiction or an arbitrator or arbitration tribunal.

“Organizational Documents” means, with respect to any Person that is not a natural person, such Person’s charter, certificate or articles of incorporation or formation, bylaws, memorandum and articles of association, operating agreement, limited liability company agreement, partnership agreement, limited partnership agreement, or other constituent or organizational documents of such Person.

“Owned Intellectual Property” means any and all Intellectual Property owned or purported to be owned by, in whole or part, the Company.

“Payoff Indebtedness” means the Indebtedness of the Company outstanding as of the Closing that is required to be repaid in connection with the Closing pursuant to the terms of the applicable Contracts relating to such Indebtedness as set forth on Section 1.1(a) of the Disclosure Schedule.

“Permits” means all authorizations, certifications, licenses, variances, exemptions, orders, permits and approvals granted by or obtained from any Governmental Entity.

“Permitted Liens” means (a) Liens for Taxes or other governmental charges (i) not yet due and payable or (ii) the amount or validity of which is being contested in good faith by appropriate proceedings, in the case of clause (ii), for which adequate reserves have been established by the Company in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairers’, and similar Liens related to amounts (i) that are not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings, in the case of clause (ii), in respect of which adequate reserves have been established by the Company in accordance with GAAP; (c) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation, unemployment insurance, social security or similar programs mandated by applicable legislation; (d) with respect to real property, zoning restrictions, building codes and other land use Laws regulating the use or occupancy of such real property which are not material in amount or do not, individually or in the aggregate, materially detract from the value of or materially impair the use or occupancy of the property affected by such Law (to the extent there are no violations of the same); (e) Liens securing Indebtedness shown on Section 1.1(b) of the Disclosure Schedule; and (f) non-exclusive licenses with respect to Intellectual Property granted in the ordinary course of business consistent with past practice that are incidental to the subject matter of the Contracts under which they are granted.

“Person” shall be construed as broadly as possible and shall include an individual or natural person, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization, any other business entity and any Governmental Entity.

“Personal Data” means any data that either directly or indirectly identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be associated or linked, directly or indirectly, with a particular individual or device, or is otherwise protected by or subject to any Privacy and Security Law and that is otherwise considered “personal information,” “nonpublic personal information,” “individually identifiable health information” or other analogous term under Law, in the Company’s privacy policies, notices, or the Contracts to which it is subject.

“PFAS” has the meaning set forth within the definition of Hazardous Material.

“Post-Closing Tax Period” means any taxable period or portion of a taxable period that is not a Pre-Closing Tax Period.

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Privacy and Security Laws” means all Laws and binding guidance issued by any Governmental Entity applicable to the Company with respect to the Processing of Personal Data, including data breach notification Laws, Laws concerning requirements for website privacy policies and practices, Social Security number protection Laws, data security Laws, and Laws concerning email, text message, or telephone communications. Without limiting the foregoing, Privacy and Security Laws include, if and to the extent applicable, the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the EU General Data Protection Regulation, the California Consumer Privacy Act of 2018 (as amended by the California Privacy Rights Act of 2020), the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Data Privacy Act, the Utah Consumer Privacy Act, the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, the Washington My Health My Data Act, Nevada’s Consumer Health Data Law, SB 370, and all other similar international, federal, state, provincial, and local Laws.

“Proceeding” means any action, suit, litigation, charge, claim, complaint, demand, grievance action, arbitration, mediation, governmental or regulatory investigation (including subpoenas and formal or informal requests for documents or information), or other similar proceeding (in each case, whether administrative, regulatory, civil, or criminal), by or before any court, other Governmental Entity, arbitrator, or mediator.

“Process” or “Processing” means, with respect to data, any operation or set of operations performed, whether or not by automated means, including the use, handling, collection, receipt, acquisition, processing, storage, recording, organization, structuring, safeguarding, security, adaptation, alteration, ingestion, compilation, analysis, monitoring, maintenance, retention, combination, enrichment, de-identification, re-identification, transmission, transfer, retrieval, access consultation, disclosure, sale, sharing, dissemination, erasure or destruction of such data.

“Public Software” means Software that is, contains or is derived from Software distributed as freeware, shareware or open source Software, or under similar licensing or distribution models that (a) require the licensing, disclosure or distribution of source code to any other person, (b) prohibit or limit the receipt of consideration in connection with licensing or distributing any software, (c) allow any Person (or require that the applicable licensee allow any Person) to decompile, disassemble or reverse engineer any Software, or (d) require the licensing or distribution of any Software to any other person for the purpose of making derivative works, or (e) otherwise are identified as open source licensing or distribution models by the Open Source Initiative at www.opensource.org or the Free Software Foundation at www.fsf.org, or the Software Package Data Exchange at https://spdx.org/licenses/.

“R&W Insurance Expenses” means $769,175.

“R&W Insurance Policy” means that certain representations and warranties insurance policy from the R&W Insurer issued to Purchaser and effective as of the date hereof, arranged by Purchaser with respect to the obligations under this Agreement.

“R&W Insurer” means Ambridge Partners LLC.

“Registered Intellectual Property” means all Intellectual Property that is registered, applied for, pending, filed or issued under the authority of, with or by any Governmental Entity.

“Related Parties” means, with respect to a Person, such Person’s former, current and future equityholders, controlling Persons, shareholders, members, general or limited partners, Affiliates, Representatives or any other Persons acting on their behalf, and each of their respective successors and assigns.

“Representatives” means, when used with respect to any Person, such Person’s officers, directors, managers, employees, agents or any other representatives, including financial advisors, attorneys or accountants and Debt Financing Sources.

“Required Information” means the specific financial statements, financial data, audit reports and other information regarding the Company that are required by clause (x) of paragraph (c) of Exhibit C to the Debt Financing Commitment.

“Restricted Cash” means all cash, cash equivalents, and short term investments of the Company to the extent the Company’s ability to use or dispose of such cash, cash equivalents, or short term investments is restricted by Contract or Law or is held outside the United States and the Company would be required to incur fees or other expenses to repatriate. For the avoidance of doubt, “Restricted Cash” shall not include any cash collateral in respect of the letter of credit under the Contract set forth on Section 3.14(a)(i)(B)(25) of the Disclosure Schedule.

“Security Incident” means any (a) loss, damage, misuse or unauthorized use, access, modification, destruction, or disclosure, or other breach of security of the Personal Data maintained by or on behalf of the Company (including, but not limited to, any event that would give rise to a breach or incident for which notification by the Company to individuals and/or Governmental Entities is required under Data Privacy/Security Requirements), (b) phishing, social engineering, or business email compromise incident that has resulted in a monetary loss or that has otherwise had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company, or (c) breaches or unauthorized intrusions of the security of any Company IT Systems.

“Seller Releasee” means Seller, its Affiliates (excluding the Company) and its and their respective direct or indirect, past, current or future equityholders, officers, directors, managers, employees, agents, successors and assigns.

“Seller’s Knowledge” or “Knowledge of Seller” means the actual knowledge, after inquiry of direct reports, of the individuals set forth on Section 1.1(c) of the Disclosure Schedule.

“SMPL” means The Simply Good Foods Company, a Delaware corporation.

“Software” means (a) computer programs, applications and code, including source code and object code, and (b) software development and design tools, libraries and compilers, and documentation for same.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, when used with respect to any Person, any corporation, limited liability company, partnership or other incorporated or unincorporated organization (collectively, an “Entity”), of which at least a majority of the securities or other ownership interests having by their terms voting power to elect a majority of the board of directors or other governing body or representing the majority equity interests of such Entity, are beneficially owned or controlled, directly or indirectly, by such Person or by any one or more of its Subsidiaries (as defined in the preceding clause), or by such Person and one or more of its Subsidiaries.

“Target Net Working Capital” means $25,700,000.

“Tax” means any federal, state, local or non-U.S. income, alternative or add-on minimum tax, gross income, gross receipts, net receipts, sales, use, ad valorem, value added, transfer, registration, franchise, profits, license, capital stock, social security, withholding, payroll, employment, unemployment, disability, excise, severance, stamp, occupation, premium, real property, personal property, environmental or windfall profit tax, estimated or other tax imposed by any Governmental Entity, together with any interest, penalty or addition to tax imposed with respect thereto.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with a Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Trade Secrets” has the meaning set forth within the definition of Intellectual Property.

“Trademark” has the meaning set forth within the definition of Intellectual Property.

“Transaction Documents” means, collectively, this Agreement, the Escrow Agreement, the Financial Investor RCAs, the Participant RCAs, and any certificate, instrument or other document required to be delivered under the foregoing.

“Transaction Tax Deductions” shall mean, any costs or expenses of the Company paid in connection with the Transactions that are deductible for U.S. federal income tax purposes in connection with (a) non-qualified options or equity appreciation rights; (b) bonuses, or any other compensatory payments made in connection with the Closing; (c) management, consulting, investment banking, legal or advisory fees and other similar items incurred by the Company in connection with the Closing; (d) any Company Transaction Expenses; and (e) capitalized financing costs and expenses (including any loan fees, costs related to the redemption of any indebtedness, costs related to prepayment penalties or premiums and any accrued (and not previously deducted) original issue discount on any indebtedness of the Company) with respect to the payment of Indebtedness on or prior to the Closing Date.

“Transactions” means, collectively, the transactions contemplated by this Agreement and the other Transaction Documents.

“Unpaid Income Taxes” means any unpaid income Tax liabilities of the Company for any Pre-Closing Tax Period with respect to which an applicable income Tax Return has not been filed as of the Closing Date (which shall not be less than zero), calculated (a) by including estimated (or other prepaid) income Tax payments, (b) by taking into account any net operating loss carryforwards for U.S. federal (and applicable state and local) income Tax purposes the use of which is not prohibited by any annual use or similar limitation, (c) by including Transaction Tax Deductions in the taxable period ending on the Closing Date to the maximum extent permitted by applicable Law in accordance with Section 9.4, (d) by excluding any Taxes arising as a result of any actions taken outside the ordinary course of business by Purchaser, the Company or any of their Affiliates on the Closing Date after the Closing, and (e) in accordance with the existing accounting methods and past practices (including Tax reporting positions and elections and solely for those jurisdictions in which the Company currently files income Tax Returns) of the Company.

“Working Capital Deficit” means the amount, if any, by which the Target Net Working Capital exceeds the Closing Net Working Capital.

“Working Capital Excess” means the amount, if any, by which the Closing Net Working Capital exceeds the Target Net Working Capital.

Section 1.2        Certain Other Definitions. The following terms are defined in the respective Sections of this Agreement indicated:

Acquisition Engagement	Section 12.16(a)
Acquisition Proposal	Section 6.4
Affiliate Agreements	Section 3.19
Agreement	Preamble
Alternative Financing	Section 6.8(d)
Antitrust Division	Section 6.5(b)
Applicable Pre-Closing Tax Return	Section 9.5
Base Purchase Price	Section 2.2(a)
Benefit Plan and Benefit Plans	Section 3.13(a)
Closing	Section 2.4
Closing Date	Section 2.4

Closing Date Statement	Section 2.3(b)
Company	Preamble
Company Benefit Plan	Section 3.13(a)
Company Confidential Information	Section 7.3(a)
Company Financial Statements	Section 3.5(a)
Company Returns	Section 3.10(a)(i)
D&O Indemnified Persons	Section 7.4(a)
D&O Tail	Section 7.4(b)
Data Privacy/Security Requirements	Section 3.15(i)
Debt Financing	Section 5.7(a)
Debt Financing Commitment	Section 5.7(a)
Delaware Courts	Section 12.10
DFS Provisions	Section 12.1
Disclosure Schedule	Article III
Dispute	Section 12.7
Estimated Closing Date Statement	Section 2.3(a)
Estimated Purchase Price	Section 2.3(a)
FDA	Section 3.11(c)
Fee Letter	Section 5.7(a)
Final Closing Date Statement	Section 2.3(d)(i)
Final Purchase Price	Section 2.3(d)(i)
Financial Investor RCA	Recitals
Financing Purposes	Section 5.7(f)
FTC	Section 6.5(b)
Greenberg Traurig	Section 12.16(a)
Insurance Policies	Section 3.17(a)
Interim Balance Sheet	Section 3.5(a)
Leased Real Property	Section 3.9(b)
Loss and Losses	Section 10.2(a)
Material Contract	Section 3.14(a)
Material Customer	Section 3.21(a)
Material Distributor	Section 3.21(c)
Material Supplier	Section 3.21(b)
Non-Parties	Section 12.15(a)
Objection Notice	Section 2.3(c)(i)
Objection Period	Section 2.3(c)(i)
Outside Date	Section 11.1(b)
Owned Software	Section 3.15(a)
Participant RCA	Recitals
Parties	Preamble
Party	Preamble
Payoff Letters	Section 2.5(a)(iv)
PEO Benefit Plan	Section 3.13(a)
Product Event	Section 3.11(f)
Products	Section 3.11(c)
Property Taxes	Section 9.6

Purchaser	Preamble
Purchaser Indemnitees	Section 10.2(b)
Purchaser Released Parties	Section 12.13(a)
Purchaser Releasing Parties	Section 12.13(b)
Purchase Price	Section 2.2(a)
Purchase Price Deficit Amount	Section 2.3(d)(i)
Purchase Price Excess Amount	Section 2.3(d)(ii)
Real Property Lease	Section 3.9(b)
Recourse Theory	Section 12.15(a)
Registered Domains and SM Handles	Section 3.15(a)
Regulatory Laws	Section 3.11(c)
Qualified Termination	Section 11.2(b)(i)
Sanctions	Section 3.11(g)
Seller	Preamble
Seller Equity Documents	Section 4.1
Seller Indemnitees	Section 10.2(a)
Seller Released Parties	Section 12.13(b)
Seller Releasing Parties	Section 12.13(a)
Shares	Recitals
Solvent	Section 5.8
Termination Fee	Section 11.2(b)(i)
Trade Controls	Section 3.11(g)
Transfer Taxes	Section 9.1
USDA	Section 3.11(c)
Waived 280G Benefits	Section 6.9

Article II
PURCHASE AND SALE OF THE SHARES

Section 2.1         Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver the Shares to Purchaser, and Purchaser shall purchase and acquire, the Shares from Seller, free and clear of all Liens (other than transfer restrictions under applicable federal and state securities Laws).

Section 2.2         Consideration.

(a)        Purchase Price. The purchase price for the Shares shall be, subject to adjustment in accordance with Section 2.3, the sum of (i) $280,000,000 (the “Base Purchase Price”) plus (ii) the amount of Closing Company Cash minus (iii) the amount of Closing Indebtedness, plus (iv) the amount of Working Capital Excess (if any), minus (v) the amount of Working Capital Deficit (if any), minus (vi) the amount of Company Transaction Expenses (the Base Purchase Price as adjusted pursuant to the foregoing clauses (i) through (vi), the “Purchase Price”).

(b)        Closing Payments and Transfers. At the Closing, Purchaser shall pay, or cause to be paid, the following amounts by wire transfer of immediately available funds:

(i)            to each holder of Payoff Indebtedness, an amount in cash set forth in such holder’s Payoff Letter;

(ii)            to each Person owed Company Transaction Expenses, an amount in cash set forth opposite such Person’s name in the Estimated Closing Date Statement to the account or accounts designated therein; provided that any such Company Transaction Expenses payable to current or former employees of the Company shall be paid to the Company for further payment to the applicable recipients thereof, subject to all applicable withholding requirements, through the payroll system of the Company;

(iii)            to the Escrow Agent, the Adjustment Escrow Amount into the Adjustment Escrow Account; and

(iv)            to Seller, an amount in cash equal to (A) the Estimated Purchase Price minus (B) the Adjustment Escrow Amount, as set forth in the Estimated Closing Date Statement.

Section 2.3         Purchase Price Adjustments.

(a)        Estimated Closing Date Statement. No later than five (5) Business Days prior to the Closing Date, Seller shall deliver, or cause to be delivered, to Purchaser a statement prepared in accordance with the Accounting Methodology (the “Estimated Closing Date Statement”) setting forth Seller’s good faith calculation, together with reasonably detailed supporting documentation, of: (i) Closing Net Working Capital and the components thereof, (ii) the amount of each of (A) Closing Company Cash, (B) Closing Indebtedness, accompanied by wire instructions for payment thereof, and (C) Company Transaction Expenses, accompanied by wire instructions for payment thereof, and (iii) the resulting calculation of the Purchase Price under Section 2.2(a) (the “Estimated Purchase Price”). During the period following the delivery of the Estimated Closing Date Statement and prior to the Closing, Purchaser shall have the opportunity to review and comment on the Estimated Closing Date Statement, and Seller shall (x) afford Purchaser and its Representatives reasonable access to the personnel, books and records of the Company that were used in, or are relevant to, the preparation of the Estimated Closing Date Statement; provided that the foregoing shall not apply with respect to any information the disclosure of which would, based on the advice of Seller’s outside counsel, jeopardize any attorney-client or other privilege; provided, further, that Seller shall use commercially reasonable efforts to provide any requested information in such a way that does not so jeopardize any such privilege); and (y) consider in good faith any changes proposed by Purchaser and its Representatives. To the extent Seller agrees with any revisions proposed by Purchaser or its Representatives to the Estimated Closing Date Statement, Seller may deliver to Purchaser a revised Estimated Closing Date Statement reflecting such revisions; provided that unless otherwise agreed in writing by Purchaser and Seller, for purposes of Section 2.4 and the condition contained in Section 8.2(b), such revised Estimated Closing Date Statement shall be deemed to have been delivered on the date on which the Estimated Closing Date Statement was originally delivered to Purchaser. Purchaser’s failure to propose changes to the Estimated Closing Date Statement shall not indicate any acceptance or waiver or otherwise impact Purchaser’s right to prepare the Closing Date Statement in accordance with Section 2.3(b).

(b)        Closing Date Statement. Within the ninety (90) day period after the Closing Date, Purchaser shall deliver, or cause to be delivered, to Seller a statement (the “Closing Date Statement”) setting forth Purchaser’s good faith calculation, in accordance with the Accounting Methodology, together with reasonably detailed supporting documentation, of (i) Closing Net Working Capital and the components thereof; (ii) the amount of each of (A) Closing Company Cash, (B) Closing Indebtedness and (C) Company Transaction Expenses; and (iii) the resulting calculation of the Purchase Price under Section 2.2(a). The Closing Date Statement shall be prepared using only information known or knowable as of the Closing Date and not taking into account events occurring after the Closing Date. Notwithstanding the foregoing, if and to the extent Purchaser agrees with Seller’s calculation of the amount of (or any item included within) Closing Net Working Capital, Closing Company Cash, Closing Indebtedness or Company Transaction Expenses, in each case as set forth in the Estimated Closing Date Statement, Purchaser shall use Seller’s calculation of such amount (or the applicable item included within such amount) in connection with the preparation of the Closing Date Statement and for purposes of Purchaser’s calculation of the corresponding amount (or the corresponding item included within such amount) in the Closing Date Statement. The Closing Date Statement and the calculations thereunder shall be prepared and calculated by Purchaser in good faith. If Purchaser does not deliver the Closing Date Statement within such ninety (90) day period, then the Estimated Closing Date Statement shall be the Closing Date Statement.

(c)        Disputes.

(i)            If Seller objects to Purchaser’s calculation of Closing Net Working Capital, Closing Company Cash, Closing Indebtedness, Company Transaction Expenses or the resulting calculation of the Purchase Price under Section 2.2(a), in each case as set forth in the Closing Date Statement, then, within forty-five (45) days after the receipt by Seller of the Closing Date Statement (the “Objection Period”), Seller shall deliver to Purchaser a written notice (an “Objection Notice”) describing in reasonable detail Seller’s objections to Purchaser’s calculation of any such amounts set forth in such Closing Date Statement and containing a statement setting forth Seller’s good faith calculation and underlying support of each such amount and Seller’s resulting calculation of the Purchase Price under Section 2.2(a). If Seller does not deliver an Objection Notice to Purchaser during the Objection Period, then Purchaser’s calculation of the amounts set forth in the Closing Date Statement shall be final, binding, and conclusive on the Parties.

(ii)            If Seller timely delivers an Objection Notice, then Seller and Purchaser will use commercially reasonable efforts to resolve any such disputes set forth in the Objection Notice. If Seller and Purchaser are unable to resolve any such disputes within thirty (30) days after the Objection Notice is delivered by Seller (or such longer period as Seller and Purchaser may mutually agree in writing), the dispute shall be finally settled by the Accounting Firm. Within ten (10) days after the Accounting Firm is appointed, Purchaser shall forward a copy of the Closing Date Statement to the Accounting Firm, and Seller shall forward a copy of the Objection Notice to the Accounting Firm, together with, in each case, all relevant supporting documentation. The Accounting Firm shall act as an expert and not as an arbitrator. The Accounting Firm’s role shall be limited to resolving such objections set forth in the Objection Notice as are identified by Seller or Purchaser as remaining in dispute, and the Accounting Firm shall not make any other determination, including any determination as to whether any other items on the Closing Date

Statement are correct or whether the Target Net Working Capital is correct. The Accounting Firm shall not assign a value to any item greater than the greatest value for such item claimed by Seller or Purchaser or less than the smallest value for such item claimed by Seller or Purchaser (in each case, in the Objection Notice or the Closing Date Statement, as applicable) and shall be limited to the selection of Seller’s or Purchaser’s position on a disputed item or a position in between the positions of Seller or Purchaser based solely on presentations and supporting material provided by the Parties and not pursuant to any independent review. In resolving such objections, the Accounting Firm shall apply the provisions of this Agreement (including all applicable definitions) concerning determination of the amounts set forth in the Closing Date Statement. Seller and Purchaser shall instruct the Accounting Firm to deliver to Seller and Purchaser a written determination (such determination to include a work sheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Accounting Firm by Seller and Purchaser) of the disputed items submitted to the Accounting Firm within thirty (30) days of receipt of such disputed items; provided, that any delay by the Accounting Firm in delivering a written determination shall not affect the validity of such determination. The determination by the Accounting Firm of the disputed amounts and the Purchase Price based thereon shall be conclusive and binding on the Parties, absent arithmetic error by the Accounting Firm (in which case such error shall be corrected by the Accounting Firm) or fraud, in each case, as determined by a binding decision by a court of law having jurisdiction over the Parties. Neither Purchaser nor Seller shall have any substantive written or oral ex parte communications with the Accounting Firm relating to this Section 2.3 or this Agreement. Each of Seller and Purchaser will bear its own costs and expenses in connection with the resolution of such dispute by the Accounting Firm. The costs and expenses of the Accounting Firm will be allocated between Seller and Purchaser based upon the percentage which the portion of the contested amount not awarded to each such Party bears to the amount actually contested by such Party in the Closing Date Statement or Objection Notice, as applicable, which allocation shall be determined by the Accounting Firm. For example, if Purchaser submits a Closing Date Statement claiming $1,000, and if Seller contests only $500 of the amount claimed by Purchaser, and if the Accounting Firm ultimately resolves the dispute by awarding Purchaser $300 of the $500 contested, then the costs and expenses of the Accounting Firm will be allocated 60% (i.e., 300/500) to Seller and 40% (i.e., 200/500) to Purchaser. The Parties agree that the procedure set forth in this Section 2.3 for resolving disputes with respect to Closing Net Working Capital, Closing Company Cash, Closing Indebtedness, Company Transaction Expenses, and the resulting calculation of the Purchase Price under Section 2.2(a), shall be the sole and exclusive remedy against the Parties for resolving such disputes; provided, however, that the Parties agree that judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.

(iii)            Purchaser shall, and shall cause the Company to, during the period from and after the date of delivery of the Closing Date Statement through the date the Objection Notice is delivered or otherwise due, afford Seller and its Representatives reasonable access, during normal business hours and upon reasonable prior notice, to the personnel, books and records of the Company that were used in, or are relevant to, the preparation of the Closing Date Statement; provided that the foregoing shall not apply with respect to any information the disclosure of which would, based on the advice of Purchaser’s outside counsel, jeopardize any attorney-client or other privilege; provided that Purchaser shall cause the Company to use commercially reasonable efforts to provide any requested information in such a way that does not so jeopardize any such privilege.

Each Party shall authorize its accountants to disclose work papers generated by such accountants in connection with preparing and reviewing the Estimated Closing Date Statement and the Closing Date Statement, as applicable; provided that such accountants shall not be obligated to make any work papers available except in accordance with such accountants’ disclosure procedures and then only after the non-client party has signed an agreement relating to access to such work papers in form and substance acceptable to such accountants.

(d)        Payment of Purchase Price Adjustment.

(i)            Upon the agreement of Purchaser and Seller or the decision of the Accounting Firm in accordance with Section 2.3(c), or if Seller fails to timely deliver an Objection Notice to Purchaser within the Objection Period, the Closing Date Statement, as adjusted (if applicable) pursuant to the terms of this Agreement, shall be deemed to be the final Closing Date Statement for purposes of this Section 2.3 (the “Final Closing Date Statement”) and shall be deemed to be final and binding on Purchaser and Seller for purposes of this Agreement. If the Purchase Price set forth in the Final Closing Date Statement, as finally determined in accordance with this Section 2.3 (the “Final Purchase Price”), exceeds the Estimated Purchase Price set forth in the Estimated Closing Date Statement, as the same may have been revised in accordance with Section 2.3(a) (the “Purchase Price Deficit Amount”), then within five (5) Business Days following the determination of the Final Purchase Price pursuant to the provisions of this Section 2.3, (A) Purchaser shall pay, or cause to be paid, to Seller an amount equal to the lesser of (1) such excess, or (2) $4,250,000, by wire transfer of immediately available funds to an account or accounts designated in writing by Seller prior to such payment date, and (B) Seller and Purchaser shall instruct the Escrow Agent to release all amounts then held in the Adjustment Escrow Account to Seller.

(ii)            If the Estimated Purchase Price exceeds the Final Purchase Price (the amount of such excess, the “Purchase Price Excess Amount”), then within five (5) Business Days following the determination of the Final Purchase Price pursuant to the provisions of this Section 2.3, (A) if the Purchase Price Excess Amount is less than the Adjustment Escrow Amount, Purchaser and Seller shall instruct the Escrow Agent to (x) release from the Adjustment Escrow Account an amount equal to the Purchase Price Excess Amount to Purchaser, and (y) release from the Adjustment Escrow Account the balance thereof to Seller, or (B) if the Purchase Price Excess Amount is equal to or greater than the Adjustment Escrow Amount, Purchaser and Seller shall instruct the Escrow Agent to release all amounts then held in the Adjustment Escrow Account to Purchaser. For the avoidance of doubt, Purchaser’s sole recourse for payment of the Purchase Price Excess Amount shall be the funds in the Adjustment Escrow Account.

(e)        Tax Treatment. Any payments made pursuant to Section 2.3(d) shall constitute an adjustment to the Purchase Price for all Tax purposes, and shall be treated as such by the Parties, except (i) to the extent such payment represents imputed interest for Tax purposes as required by applicable Law or (ii) as otherwise required by a “determination” (within the meaning of Section 1313(a) of the Code).

Section 2.4         Closing. The closing of the Transactions (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures (with originals to be delivered to the other Party as soon as reasonably practicable after the Closing if requested in writing by such other Party) on the third (3rd) Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the Transactions (other than those conditions to be satisfied at the Closing itself, but subject to the satisfaction or waiver of such conditions at the Closing) or such other date as the Parties may mutually determine (the actual date of the Closing, the “Closing Date”); provided, that in no event shall the Closing be required to occur prior to forty-five (45) days following the date hereof, unless otherwise agreed in writing by Purchaser.

Section 2.5         Closing Deliveries. At or prior to the Closing:

(a)        Seller shall deliver, or cause to be delivered, to Purchaser (unless the delivery is waived in writing by Purchaser), the following documents, in each case duly executed or otherwise in proper form:

(i)            Officer’s Certificate of the Company. A certificate signed by the secretary (or other officer) of the Company and dated as of the Closing Date, certifying the due approval and authorization (in accordance with the Organizational Documents of the Company) of this Agreement and any Transaction Documents to which the Company is a party and the Transactions and attaching a true and correct copy of (A) the resolutions of the board of directors of the Company and (B) the resolutions of Seller, in its capacity as the sole stockholder of the Company, in each case that include such authorization and approval;

(ii)            Officer’s Certificate of Seller. A certificate signed by the secretary (or other officer) of Seller and dated as of the Closing Date, certifying the due approval and authorization (in accordance with the Organizational Documents of Seller) of this Agreement and any Transaction Documents to which Seller is a party and the Transactions and attaching a true and correct copy of the resolutions adopted by the manager of Seller that includes such authorization and approval;

(iii)            Good Standing Certificate. A good standing certificate with respect to the Company issued by the Secretary of State of the State of Delaware, dated as of a date not more than five (5) Business Days prior to the Closing Date;

(iv)            Payoff Letters. (A) Payoff letters, in form and substance reasonably acceptable to Purchaser, evidencing the discharge or payment in full of the Payoff Indebtedness (the “Payoff Letters”), and (B) lien-release letters and other instruments of discharge providing for, upon the payment in full of the amounts indicated therein, the release of all Liens with respect thereto (including intellectual property security interest releases in a form suitable for recordation with the United States Patent and Trademark Office, United States Copyright Office, or any other similar domestic or foreign agency, office or department where such intellectual property was recorded), if applicable, in each case, in a form customary for transactions of this nature;

(v)            Resignation Letters. Resignations of each director and each officer of the Company specified in writing by Purchaser to the Company no later than five Business Days prior to the Closing Date, in form and substance reasonably acceptable to Purchaser;

(vi)            Assignment of Shares to Purchaser. An assignment of the Shares to Purchaser or its designee(s), duly executed by Seller, in form and substance reasonably acceptable to Purchaser and Seller;

(vii)            Bring-Down Certificates. The certificates required to be delivered by the Company and Seller pursuant to Section 8.2(d);

(viii)            Form W-9. A completed and executed IRS Form W-9 from Seller; and

(ix)            Escrow Agreement. The Escrow Agreement, duly executed by Seller.

(b)        Purchaser shall deliver, or cause to be delivered, the amounts set forth in the Estimated Closing Date Statement and the Adjustment Escrow Amount, as provided in Section 2.2(b), and shall deliver, or cause to be delivered, to Seller the following documents, in each case duly executed or otherwise in proper form:

(i)            Secretary’s Certificate of Purchaser. A certificate signed by an authorized officer of Purchaser and dated as of the Closing Date, certifying the due approval and authorization (in accordance with the Organizational Documents of Purchaser) of this Agreement and any Transaction Documents to which Purchaser is a party and the Transactions, and attaching a true and correct copy of the resolutions of the board of directors of Purchaser that include such authorization and approval;

(ii)            Bring-Down Certificate. The certificate required to be delivered by Purchaser pursuant to Section 8.3(c); and

(iii)            Escrow Agreement. The Escrow Agreement, duly executed by Purchaser.

Section 2.6         Required Withholdings. Notwithstanding anything to the contrary set forth in this Agreement, Purchaser will be entitled to deduct and withhold from any consideration otherwise payable or deliverable pursuant to this Agreement such amounts as are required under the Code or any provision of state, local or foreign Tax Law; provided, however, that Purchaser shall provide the applicable recipient with reasonable advance written notice of any such intended withholding, and Purchaser shall use commercially reasonable efforts to cooperate in good faith with such recipient to obtain any available exception from, or reduction in, such withholding to the extent permitted under applicable Law. To the extent that amounts are so withheld by Purchaser and paid to the appropriate Governmental Entity, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the party entitled to the consideration in respect of which such deduction and withholding were made by Purchaser.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Purchaser simultaneously with the execution and delivery of this Agreement (the “Disclosure Schedule”),

the Company hereby represents and warrants to Purchaser as follows, as of the date hereof and as of the Closing Date unless otherwise stated therein; provided that any item disclosed in any particular section or subsection of the Disclosure Schedule shall be deemed to be disclosed in any other section or subsection of the Disclosure Schedule if the relevance of such item to the other section or subsection is reasonably apparent on the face of such disclosure.

Section 3.1         Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, operate or lease all of the properties and assets that it owns, operates or leases and to carry on its business as currently conducted. The Company is duly licensed or qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, operated or leased by it makes such licensing or qualification necessary, except where the failure to so qualify or to be in good standing would not reasonably be expected to be material to the Company. Section 3.1 of the Disclosure Schedule sets forth a true and complete list of each jurisdiction in which the Company is licensed or qualified to do business. The Company has provided Purchaser with complete and accurate copies of its Organizational Documents and all amendments and supplements thereto, in each case, as in effect as of the date of this Agreement, and all such documents so provided are in full force and effect.

Section 3.2         Capitalization: Ownership of Equity Interests.

(a)        Section 3.2(a) of the Disclosure Schedule sets forth a complete and accurate list of the authorized, issued and outstanding shares of capital stock the Company as of the date hereof (including each class or series thereof), all of which is owned by Seller. Except as set forth on Section 3.2(a) of the Disclosure Schedule, there are no other Equity Interests in the Company or any options, warrants or rights to purchase (including call, put, preemptive, subscription, exchange and/or conversion rights), or any securities which are convertible into or exchangeable for, Equity Interests of the Company issued, reserved for issuance or outstanding. There are no authorized or outstanding equity appreciation, phantom equity, profit participation, or other similar rights with respect to the Company, and the Company has not authorized the issuance, grant, or sale of any of the foregoing.

(b)       All of the issued and outstanding Equity Interests in the Company have been duly authorized, validly issued and are fully paid, non-assessable, and free of any preemptive or similar rights. There is no Indebtedness of the Company with voting rights (or convertible into, or exchangeable for, Equity Interests with voting rights) with respect to any matters on which any holder of Equity Interest of the Company may vote.

(c)        The Company does not have any direct or indirect Subsidiaries and does not own any Equity Interests of any Person.

(d)        There are no outstanding contractual obligations to which the Company is a party: (i) to repurchase, redeem, exchange, convert, or otherwise acquire or sell any Equity Interests of the Company; or (ii) relating to the voting of any Equity Interests of the Company. The Company is not a party to any right of first refusal, right of first offer, proxy, voting agreement, voting trust, registration rights agreement, arrangements or stockholders’ agreement with respect to the sale, transfer or voting of any Equity Interests of the Company or any securities convertible into or exchangeable or exercisable for any Equity Interests of the Company.

(e)        All of the Equity Interests of the Company (i) have been issued and granted in compliance with (A) all applicable state and federal securities Laws and all other applicable Laws, (B) the Organizational Documents of the Company, and (C) all requirements set forth in all applicable Contracts, and (ii) are free and clear of all Liens, other than restrictions on transfer under applicable securities Laws. None of the outstanding Equity Interests of the Company were issued in violation of, or are subject to, any outstanding option, call option, right of first refusal, right of first offer, preemptive rights, subscription rights, or any other similar right of any equityholder.

Section 3.3         Authority and Enforceability. The Company has all necessary power and authority to execute and deliver this Agreement and all other Transaction Documents to which the Company is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions to be consummated by the Company. The execution and delivery by the Company of this Agreement and any other Transaction Document to which the Company is or will be a party, the performance by the Company of its obligations hereunder and thereunder, and the consummation by the Company of the Transactions to be consummated by the Company, have been duly and validly authorized by all necessary action on the part of the Company, and no other action on the part of the Company (including any shareholder vote or approval) is necessary to authorize the execution and delivery by the Company of this Agreement or the other Transaction Documents to which the Company is or will be a party or the consummation by the Company of the Transactions to be consummated by the Company. This Agreement has been, and the other Transaction Documents to which the Company is or will be a party have been or will be (as applicable), duly authorized, executed and delivered by the Company and assuming the due and valid authorization, execution and delivery of this Agreement and the other Transaction Documents to which the Company is or will be party by the other parties thereto, constitute a valid, legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited by the Enforceability Exceptions.

Section 3.4         Consents and Approvals; No Violations.

(a)        Except for approval or clearance under the HSR Act and the other Consents, filings, declarations, registrations and notices set forth on Section 3.4(a) of the Disclosure Schedule, no license, approval, authorization or Consent of, or filing, declaration or registration with, or report, filing or notice to any Governmental Entity or any other Person is required to be obtained or made by the Company in connection with the execution, delivery and performance by the Company of this Agreement, the Transaction Documents to which it is or will be a party, or the consummation by the Company of the Transactions, except where the failure to obtain or make such license, approval, authorization, Consent, filing, declaration, registration or notice would not reasonably be expected to be material to the Company.

(b)       The execution and delivery by the Company of this Agreement and the Transaction Documents to which it is or will be a party, the consummation by the Company of the Transactions, and the compliance by the Company with the terms of this Agreement and the Transaction Documents to which the Company is or will be a party do not and will not: (i) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of the Company; (ii) conflict with or result in a violation or breach of any applicable Law; (iii) other than any Contract or Permit that is the subject of a license, approval, authorization, Consent, filing, declaration, registration or notice set forth on Section 3.4(a) of the Disclosure Schedule, conflict with, result in a violation or breach of, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination, modification or cancellation of or a right of termination, modification or cancellation under, or accelerate the performance required under, any Contract or any Permit required for the conduct of the business of the Company; or (iv) result in the creation of any Lien upon any of the properties or assets of the Company (other than Permitted Liens), except, in the case of clauses (ii), (iii) and (iv), where such violation, conflict, default or breach would not reasonably be expected to be material to the Company.

Section 3.5         Financial Statements.

(a)        Delivery of Financial Statements. The Company has delivered to Purchaser true, correct and complete copies of the following financial statements (collectively, the “Company Financial Statements”): (i) the audited balance sheet of the Company as of, and the related statement of operations, statement of stockholders’ equity and statement of cash flows for the fiscal years ended December 31, 2021, December 31, 2022, and December 31, 2023; and (ii) the unaudited balance sheet of the Company (the “Interim Balance Sheet”) as of, and the related unaudited statement of operations and statement of cash flow for the fiscal quarter ended, March 31, 2024.

(b)        Fair Presentation. The Company Financial Statements have been prepared in accordance with GAAP from the books and records of the Company on a basis consistent with prior periods, and present fairly, in all material respects, the consolidated financial condition and results of operations of the Company, as of the dates and for the periods covered thereby, except in the case of the unaudited Company Financial Statements, (i) that such unaudited Company Financial Statements may be subject to normal year-end adjustments, none of which are, individually or in the aggregate, material, and (ii) for the absence of notes thereto throughout the periods covered thereby, none of which individually or in the aggregate is material to the Company.

(c)        Internal Controls. The Company has established and adhered in all material respects to a system of internal accounting controls which are designed to provide assurance regarding the reliability of financial reporting. There is no, and during the Lookback Period there has been no, (i) significant deficiency or material weakness in the system of internal accounting controls used by the Company, (ii) fraud by any employee of the Company (x) in relation to the preparation of the Company Financial Statements or (y) who has or had a role in the preparation of the Company Financial Statements or the internal accounting controls used by the Company, or (iii) to Seller’s Knowledge, any claim or allegation regarding any of the foregoing. Neither the Company nor Seller has received any advice or notification from the Company’s independent accountants that would have the effect of not reflecting or incorrectly reflecting, in the business records of the Company, any material properties, assets, liabilities, revenues, expenses, equity accounts or other accounts.

(d)        Books and Records. The books and records of the Company (i) have accurately recorded on them in all material respect the transactions of the Company, and (ii) have not been altered or destroyed in any material respect. The minute books of the board of directors (including committees thereof) and shareholder meetings of the Company (as applicable), as previously made available to Purchaser, contain complete and accurate records, in all material respects, of all such meetings held since September 1, 2021 and accurately reflect all other material company action of the board, committees and shareholders of the Company (as applicable) during the Lookback Period.

(e)        Indebtedness. Section 3.5(e) of the Disclosure Schedule sets forth a complete and correct list of all Indebtedness of the Company as of the date of this Agreement.

Section 3.6         Absence of Certain Changes or Events. Since December 31, 2023: (a) there have not occurred any events, series of events, or occurrences that individually or in the aggregate have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (b) except as set forth on Section 3.6(b) of the Disclosure Schedule, the Company has carried on and operated its business in the ordinary course of business in all material respects; and (c) the Company has not taken any action that it would be prohibited from taking between the date of this Agreement and the Closing Date pursuant to Section 6.1(a).

Section 3.7         No Undisclosed Liabilities. Except as set forth on Section 3.7 of the Disclosure Schedule, the Company does not have any Liabilities, except for: (a) Liabilities reflected or reserved against in the Company Financial Statements; (b) current Liabilities that have been incurred in the ordinary course of business consistent with past practice since the date of the Interim Balance Sheet and none of which (i) are, individually or in the aggregate, material to the Company or (ii) relate to any breach of Contract, breach of warranty, tort, infringement or violation of Law or a Proceeding; or (c) Liabilities that are not, individually or in the aggregate, material to the Company.

Section 3.8         Litigation.

(a)        Except as set forth on Section 3.8(a) of the Disclosure Schedule, there is no, and during the Lookback Period there has been no, Proceeding pending or, to the Knowledge of Seller, threatened against the Company that would reasonably be expected to be material to the Company or that would, or would reasonably be expected to, adversely affect Seller’s or the Company’s ability to timely perform its obligations under this Agreement or to consummate the Transactions.

(b)        There is no Order of any Governmental Entity, or settlement agreement against or affecting the Company that contains any outstanding or unsatisfied obligations (excluding confidentiality, non-disparagement, or other customary administrative provisions).

Section 3.9         Real Property; Personal Property.

(a)        The Company does not own, and has never owned, any real property.

(b)        Section 3.9(b) of the Disclosure Schedule sets forth a true, complete and accurate list, as of the date of this Agreement, of: (i) all real property leased, subleased, licensed or otherwise used or occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company (collectively, the “Leased Real Property”); and (ii) each lease, sublease, license or other Contract pursuant to which the Company holds any Leased Real Property as tenant, subtenant, licensee, occupant or otherwise (the “Real Property Leases” and each, a “Real Property Lease”), including all currently effective amendments and modifications thereto.

(c)        With respect to each parcel of Leased Real Property: (i) the Company has a valid and enforceable leasehold or subleasehold interest in (or a valid right to use and occupy), and enjoys peaceful and undisturbed possession of, such Leased Real Property, free and clear of all Liens other than Permitted Liens, and each Real Property Lease is legal, valid and binding on, and enforceable against, the Company and, to Seller’s Knowledge, on and against the applicable lessor, in accordance with its terms, except that such enforceability may be limited by the Enforceability Exceptions; (ii) rent due and payable under the applicable Real Property Lease prior to the date of this Agreement has been paid; (iii) the Company is not in breach or default under the applicable Real Property Lease and there are no, and during the Lookback Period that have not been any, material disputes with respect to any Real Property Lease; (iv) the Company has not received written notice of any default or event that with notice or the lapse or time, or both, would constitute a default under the applicable Real Property Lease; and (v) the Company has not collaterally assigned or granted any other security interest in any Real Property Lease or interest therein. Seller has delivered to Purchaser a true, correct, and complete copy of each Real Property Lease, together with all amendments, modifications, supplements and notices with respect thereto, if any.

(d)        The Company is not a landlord, lessor, sublandlord, sublessor, licensor or grantor under any lease, sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Leased Real Property or any portion thereof and no third party otherwise has any rights to possess or otherwise occupy any of the Leased Real Property.

(e)        The assets and rights of the Company include all of the assets and rights of the Company that were used in the conduct of its business as conducted as of the date of the Interim Balance Sheet, subject to such changes as have occurred in the ordinary course of business. All of the tangible, personal property assets of the Company, including the furniture, fixtures, machinery, equipment, vehicles and leasehold improvements, if any, are in good operating condition and repair, ordinary wear and tear excepted, are free of material defect and have been maintained, in all material respects, in accordance with industry practice, and are not in need of maintenance or repair, except for routine maintenance or repairs that are not material in nature or cost. All of the assets and rights of the Company constitute all of the assets and rights necessary and sufficient for the continued conduct of the Company’s business after the Closing in the same manner as conducted immediately prior to the Closing, are adequate for the uses to which each is presently being put in the Company’s business, and constitute all of the assets and rights necessary to conduct the Company’s business as currently conducted. The Company has good title to, or a valid leasehold interest in, or with respect to licensed assets, a valid license to use, all tangible personal property used or held for use by the Company in connection with the conduct of its business, free and clear of all Liens other than Permitted Liens.

Section 3.10           Taxes.

(a)             Except as otherwise disclosed in Section 3.10(a) of the Disclosure Schedule:

(i)            all income and other Tax Returns required to be filed by the Company (collectively, the “Company Returns”) have been timely filed (taking into account any valid extensions), and all Company Returns are true, accurate and complete in all respects;

(ii)           all Taxes of the Company that are due and payable (whether or not shown on any Company Return) have been timely paid to the appropriate Governmental Entities;

(iii)          the Company has (A) withheld and collected all amounts required by Law to be withheld or collected for Taxes of employees, independent contractors, creditors, members (including Seller) or other third parties, and, to the extent required, timely paid over such amounts to the proper Governmental Entities and (B) complied with all related information reporting requirements in all respects;

(iv)          no power of attorney has been granted with respect to the Company as to any matter relating to Taxes that will remain in effect following the Closing;

(v)           the Company has not engaged in a trade or business, has not had a permanent establishment (within the meaning of an applicable Tax treaty), and has not otherwise become subject to Tax jurisdiction in a country other than the United States; and

(vi)          all material Taxes required to have been collected and paid by the Company on the sale of products or taxable services by the Company (whether or not denominated as sales or use Taxes) have been properly collected and paid or have been accrued for on the Company Financial Statements, and all sales tax exemption certificates or other proof of the exempt nature of sales of such products or services have been properly collected and retained or, to the extent required, submitted to the appropriate Governmental Entity.

(b)            Except as otherwise disclosed in Section 3.10(b) of the Disclosure Schedule, there is no current or pending audit, examination, claim, litigation, proposed adjustment, matter in controversy or other Proceeding with respect to any Tax for which the Company may be liable and no such audit, examination, claim, litigation, proposed adjustment, matter or other Proceeding is or has been proposed or threatened in writing with respect to the Company. No extension or waiver of the limitation period applicable to any Company Return or any period of assessment or collection with respect to Taxes of the Company has been granted by or requested from Seller or the Company which extension or waiver has not expired. There are no Liens with respect to any Taxes against any of the assets of the Company, other than Permitted Liens.

(c)            Except as set forth on Section 3.10(c) of the Disclosure Schedule, the Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of: (i) any prepaid amount or deferred revenue received at or prior to the Closing; (ii) any change in method of accounting or use of improper method of accounting prior to the Closing Date; (iii) any “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iv) any installment sale or open transaction disposition made prior to the Closing Date; (v) any intercompany transactions or excess loss accounts as described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) arising on or prior to the Closing Date; or (vi) Section 965(a) of the Code or an election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law).

(d)           Except as set forth on Section 3.10(d) of the Disclosure Schedule, the Company has not entered into any voluntary disclosure agreements with any Governmental Entity with respect to any Tax.

(e)            The Company: (i) has not been a member of any affiliated group filing a consolidated federal income Tax Return or any similar group for state, local or foreign Tax purposes; and (ii) does not have any Liability for any amount of Taxes of any Person (other than the Company) pursuant to any Law (including Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law), as transferee or successor or by Contract (other than any customary commercial agreement entered into the ordinary course of business the primary purpose of which is not related to Tax).

(f)            The Company has not distributed stock of another Person, nor had its shares distributed by another Person, in a transaction that was purported or intended to be governed, in whole or in part, by Section 355 or Section 361 of the Code.

(g)            The Company has not participated in, or is not currently participating in, any “Listed Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4(b)(2), or any transaction requiring disclosure under a corresponding provision of state, local, or foreign Law.

(h)            The Company (i) is not the beneficiary of any extension of time within which to file any Tax Return (or has made or had made on its behalf a request for such which is currently pending), other than automatic extensions of time or other extensions of time obtained in the ordinary course of business, (ii) has not received a written claim by a taxing authority in a jurisdiction in which it does not file Tax Returns that it is or may be subject to taxation therein or required to file a Tax Return therein, (iii) has not received (and is not subject to) any private ruling from any taxing authority or has not entered into (and is not subject to) any agreement with a taxing authority, in each case which will remain binding on the Company after the Closing, (iv) is not a party to Tax allocation, indemnity or sharing agreement (other than any customary commercial agreement entered into in the ordinary course of business the primary purpose of which is not related to Tax), and (v) is not a party to any joint venture, partnership or other arrangement that is treated as a partnership for federal income Tax purposes.

(i)             The Company is classified as a corporation for U.S. federal income tax purposes. The Company does not currently own, and has not owned at any time in the last five (5) years, any direct or indirect Subsidiaries or any Equity Interests of any Person.

(j)             All payments by, to, or among the Company and/or any Affiliate of the Company related to any Affiliate Agreement have complied with all applicable transfer pricing requirements imposed by any Governmental Entity and all material documentation required by relevant transfer pricing laws has been timely prepared or obtained and, if necessary, retained by the Company.

(k)            All instruments of the Company that the Company has ever treated as indebtedness for U.S. federal (and applicable state and local) income tax purposes were properly characterized as indebtedness for such purposes under applicable Law (including, for the avoidance of doubt, any indebtedness issued by the Company to United Nutritional Brands LLC).

(l)             The Company has not (a) deferred any payroll, social security, unemployment, withholding or other Tax under the CARES Act, (b) applied for or received any credits under the CARES Act or (c) otherwise availed itself of any COVID-19 relief measures that would reasonably be expected to impact the Tax payment and/or reporting obligations of the Company after the Closing Date.

(m)           Other than as a result of the “ownership change” (within the meaning of Section 382(g) of the Code) of the Company that occurred on August 23, 2021, none of the Company’s net operating loss carryforwards for U.S. federal income tax purposes used by the Company in a Pre-Closing Tax Period were subject to any limitation under Sections 382 or 384 of the Code, Treasury Regulations Section 1.1502-15 or 1.1502-21, or otherwise.

(n)            There is no unclaimed property or escheat obligation with respect to any property or other assets held or owned by the Company and the Company is in compliance in all material respects with applicable Law relating to unclaimed property or escheat obligations.

Section 3.11           Compliance with Laws; Permits; Regulatory Requirements.

(a)            The Company is and during the Lookback Period has been in compliance, in all material respects, with all Laws applicable to the Company. The Company has not, during the Lookback Period, received written, or Seller’s Knowledge, oral notice alleging that the Company is not in compliance with any such Law. To Seller’s Knowledge, during the Lookback Period, the Company has not been under investigation by any Governmental Entity with respect to any violation of any such Law.

(b)            (i) The Company holds all material Permits required for the conduct of its business as conducted as of the date of the Agreement or then-conducted, as applicable, which Permits are set forth on Section 3.11(b) of the Disclosure Schedule; (ii) such material Permits are valid, unimpaired and in full force and effect; (iii) the Company is not in material default under or in material violation of any such material Permit; and (iv) to the Knowledge of Seller, no written notice seeking the revocation, cancellation, termination, limitation or nonrenewal of any such material Permit is pending before any Governmental Entity. The Company has not received any written notification with respect to any actual or alleged material non-compliance with any such material Permit.

(c)            All products manufactured, tested, developed, processed, labeled, stored, or distributed by, or on behalf of, the Company in the past five (5) years (the “Products”), which are subject to the jurisdiction of the U.S. Food and Drug Administration (“FDA”), the U.S. Department of Agriculture (“USDA”), the FTC, or any other comparable federal, state or local agency, have been and are being manufactured, tested, developed, processed, labeled, stored, distributed, and marketed, advertised, labeled, and promoted (including promotions on the website of the Company) in compliance with the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq.; the Food Safety Modernization Act of 2011, the Dietary Supplement and Health Education Act of 1994, the Federal Trade Commission Act, 15 U.S.C. §41 et seq.; the implementing regulations under the aforementioned statutes’ and all other applicable Laws and published guidance relating to the development, testing, manufacturing, importation, distribution, labeling, marketing, advertising, or promotion of any Products (“Regulatory Laws”), except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to be material to the Company. During the Lookback Period, the Company has had adequate substantiation for any objective product claims conveyed to consumers with respect to the Products.

(d)            The Company has not received, nor is the Company subject to, any administrative or regulatory action, warning or untitled letter, notice of violation letter, Form FDA-483, or other similar written notice or complaint or compliance or enforcement action from or by the FDA, the USDA, the FTC, or any other comparable federal, state or local agency, asserting that the testing, importation, manufacture, distribution, marketing, advertising, labeling, or sale of any Product is not in compliance with any applicable Regulatory Laws and, to the Knowledge of Seller, none of the foregoing is threatened. Furthermore, the Company have made all material notifications, submissions, and reports required by the FDA or any other comparable federal, state or local agency.

(e)            The Company has not received written notice of any seizure, injunction, detention, refusal of admittance, civil penalty, criminal investigation or penalty, disqualification or debarment, in each case of the foregoing, relating to any of (i) the Products, (ii) the components or ingredients in such Products or (iii) the facilities of the Company at which such Products are manufactured or stored.

(f)             No Product has been subject to any mandatory or voluntary recall or any related seizure or detainment of such Product (each a “Product Event”). To the Knowledge of Seller, there are no facts or circumstances reasonably likely to cause (i) a Product Event, (ii) a safety communication, or (iii) a termination, seizure, or suspension of marketing of any Product. No Proceeding seeking the withdrawal, recall, suspension, import detention, or seizure of any Product is pending or, to the Knowledge of Seller, threatened. No Product poses a material threat to the health or safety of a consumer when consumed in the intended manner.

(g)            For the past five (5) years, the Company and Seller, and their respective directors, members, managers, officers, and employees, and to Seller’s Knowledge, any agents acting on their behalf, are and have been in compliance with U.S. and any applicable foreign economic sanctions laws and regulations, including economic sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (collectively, “Sanctions”) and U.S. and applicable foreign Laws and regulations pertaining to export controls and customs, including those administered by the U.S. Departments of Commerce and Homeland Security, and applicable anti-money laundering laws and regulations (collectively, “Trade Controls”). There have been no claims, complaints, charges, investigations, voluntary disclosures, or proceedings under Trade Controls involving the Company, and to Seller’s Knowledge, there are no pending or threatened claims or investigations involving suspect or confirmed violations thereof.

(h)            For the past five (5) years, none of the Company or Seller, or their respective directors, members, managers, officers, or employees, nor to the knowledge of the Company, any agents acting on their behalf, is or has been (i) identified on any Sanctions-related list of restricted or blocked persons; (ii) organized, ordinarily resident, or ordinarily located in any country or territory that is itself the subject of comprehensive Sanctions (which, as of the date of this Agreement, are Iran, Cuba, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine); or (iii) owned or controlled by any Person or Persons described in clause (i) or (ii).

(i)             For the past five (5) years, neither the Company nor any of its officers, directors, or employees (solely in their capacity as such), nor to Seller’s Knowledge, any of the Company’s agents acting on its behalf, has taken any action in violation of any applicable Anti-Corruption Laws. For the past five (5) years, that have been no pending or, to Seller’s Knowledge, threatened Proceedings or allegations against the Company (including its officers, directors, employees, agents and other Persons associated with or acting on their behalf) with respect to any Anti-Corruption Laws.

Section 3.12            Labor Matters.

(a)            The Company is not subject to, and during the Lookback Period has not been subject to, any collective bargaining agreement or other Contract with a labor organization or labor union. No employee of the Company is represented by any labor union or other similar employee representative body with regard to the employee’s employment relationship with the Company. The Company has not (i) experienced any organizing activities, demands, petitions or proceedings involving the Company with any labor organization or, to Seller’s Knowledge, group of its employees, or (ii) experienced any strikes, lockouts, slowdowns or work stoppages involving its employees, and, to Seller’s Knowledge, no such actions have been threatened against the Company during the Lookback Period. During the Lookback Period, the Company has not received notice of any unfair labor practice charges or complaints, including any that are pending or threatened against the Company.

(b)            The Company complies, and has during the Lookback Period complied, in all material aspects, with all Laws relating to labor or employment, including those that relate to wages, hours, compensation, meal and rest breaks, wage statements, fringe benefits, employment or termination of employment, employment policies or practices, immigration, terms and conditions of employment, child labor, labor or employee relations, classification of employees, affirmative action, equal employment opportunity and fair employment practices, disability rights or benefits, workers’ compensation, unemployment compensation and insurance, health insurance continuation, whistle-blowing, harassment, discrimination, retaliation or employee safety or health.

(c)            Section 3.12(c) of the Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of all employees of the Company, which sets forth the following information with respect to each: (i) name; (ii) title or position; (iii) base salary for exempt employees and hourly rate for non-exempt employees; (iv) Fair Labor Standards Act classification; (v) status as full-time or part-time; (vi) status as active or inactive (and if inactive, start date of leave and expected return to work date); (vii) date of hire; and (viii) work location (city, state).

(d)            Section 3.12(d) of the Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of all individual independent contractors who currently provide services to the Company, which sets forth the following information with respect to each: (i) name; (ii) amount of compensation paid to such independent contractor during the twelve (12) month period ending December 31, 2023; and (iii) current rate of pay. All independent contractors of the Company have been properly classified in accordance with applicable Laws, no independent contractor of the Company has been improperly excluded from any Benefit Plan, and the Company has not incurred any Liability arising from the misclassification of independent contractors.

(e)            There are no claims (other than routine undisputed claims for benefits), disputes, actions, grievances or disciplinary actions pending or, to Seller’s Knowledge, threatened by or between the Company and any of its employees.

(f)             During the Lookback Period, there have been no Proceedings, reports, claims, or, to Seller’s Knowledge, allegations that any director, officer or management-level employee of the Company has engaged in sexual harassment, discrimination, or abuse of any other employee of the Company, and the Company has not entered into any settlement or separation agreements with any director, officer or management-level employee in connection with the same.

(g)            There have been no mass layoffs or plant closings that have triggered notice obligations under the Worker Adjustment and Retraining Notification Act of 1998, as amended (or any other comparable Law), and the Company is not currently planning or contemplating such a mass layoff or plant closing.

Section 3.13           Employee Benefits.

(a)            Section 3.13(a) of the Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, each employment, consulting, stock purchase, stock ownership, stock option, phantom stock, severance, termination, retention, change-in-control, bonus, incentive compensation, profit sharing, transaction, fringe benefit, paid time off, health and welfare, disability, deferred compensation, retirement, and pension agreement, program, policy or arrangement, and each other plan, agreement, program, policy or arrangement providing employee benefits or compensation to any current or former employee, director or individual independent contractor of the Company, whether written or unwritten, in each case, that is maintained, contributed to or sponsored by Seller or the Company or with respect to which Seller or the Company is obligated to make any contributions or has or may have any Liability. All such plans, agreements, programs, policies and arrangements are herein referred to collectively as the “Benefit Plans” and individually as a “Benefit Plan.” Each Benefit Plan that is sponsored or maintained by Insperity Holdings, Inc. or any of its Affiliates is separately identified on Section 3.13(a) of the Disclosure Schedule, and herein referred to, as a “PEO Benefit Plan” and each other Benefit Plan is referred to herein as a “Company Benefit Plan”.

(b)            With respect to each Company Benefit Plan, the Company has made available to Purchaser, as applicable: (i) a complete and correct copy of the current text of such plan or plan documents; (ii) where the Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (iii) the most recent Internal Revenue Service determination letter, opinion letter or advisory letter; (iv) the current summary plan description with any applicable summaries of material modifications thereto; (v) the most recent actuarial valuation report; (vi) the two (2) most recent annual reports (Form 5500, with all applicable attachments); (vii) the current related trust agreements that implement each Benefit Plan and other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements; (viii) investment management or investment advisory agreements; (ix) the most recent nondiscrimination tests performed under the Code; and (x) material, non-routine notices, letters or other correspondence from the Internal Revenue Service, Department of Labor, Department of Health and Human Services, Pension Benefit Guaranty Corporation or other Governmental Entity during the last three (3) years. With respect to each PEO Benefit Plan, the Company has made available to Purchaser the following documents, to the extent in the Company’s possession or that the Company may obtain possession of using commercially reasonable efforts, as applicable: (i) the complete and current text of such plan, (ii) where the PEO Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (iii) the most recent Internal Revenue Service determination letter, opinion letter or advisory letter, (iv) the current summary plan description with any applicable summaries of material modifications thereto, and (v) the most recent nondiscrimination tests performed under the Code for the Company.

(c)            Each Company Benefit Plan and, to the Knowledge of Seller, each PEO Benefit Plan with respect to current and former employees of the Company, has, during the Lookback Period, been maintained, operated, funded and administered in all material respects in accordance with its terms and the requirements of ERISA and the Code and other applicable Law. Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code, including each 401(k) Plan, and each trust associated with any Benefit Plan that is intended to be exempt from taxation under Section 501(a) of the Code, has received a favorable Internal Revenue Service determination letter as to its qualification and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code, or is a prototype or volume submitter plan that is the subject of a favorable opinion or advisory letter from the Internal Revenue Service, and as of the date of this Agreement, to the Knowledge of Seller, nothing has occurred since the date of such determination, opinion or advisory letter that would reasonably be expected to result in a loss of such plan’s qualification or tax-exempt status. All material contributions, premiums or benefits under any Benefit Plan required to have been paid by the Company have been properly paid by the Company.

(d)            Neither the Company nor any ERISA Affiliate maintains, contributes to, has an obligation to contribute to or has any Liability, nor has the Company or, except as would not result in Liability to the Company, any ERISA Affiliate at any time in the past six (6) years maintained, contributed to, had any obligation to contribute to, nor does the Company have any Liability, under or with respect to (i) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA; or (ii) a “any other plan that is or was subject to Title IV of ERISA, Section 302 of ERISA or Sections 412 or 430 of the Code. The Company has not, at any time in the past six (6) years, maintained, contributed to or had any obligation to contribute to, and the Company does not otherwise have any Liability under or with respect to, any of the following: (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA or Section 414(f) of the Code, (ii) a “defined benefit plan” as defined in Section 3(35) of ERISA; (iii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA (other than the PEO Plans); (iv) a trust that is intended to meet the requirements of Section 501(c)(9) of the Code; or (v) an arrangement providing retiree or post-termination welfare benefits or coverage, except as required by applicable Laws.

(e)            There are no actions, suits or claims (other than routine claims for benefits in the ordinary course) pending or, to the Knowledge of Seller, threatened with respect to any Company Benefit Plan, there are no facts, to the Knowledge of Seller, that would give rise to or would reasonably be expected to give rise to any such action, suit or claim, and no Company Benefit Plan has within the Lookback Period been the subject of an examination or audit by a Governmental Entity.

(f)             Neither the execution and delivery of this Agreement by Seller nor the consummation of the Transactions (either alone or in conjunction with any other event or the passage of time) will: (i) increase any payments or benefits otherwise payable under any Benefit Plan; (ii) result in any forgiveness of indebtedness under any Benefit Plan or acceleration of the time of payment, funding or vesting of any payments or benefits under any Benefit Plan; (iii) result in any payment (whether severance pay, bonuses or otherwise) becoming due under any Benefit Plan; (iv) result in any limitation on the right of the Company to amend, merge, or terminate any Benefit Plan; or (v) result in any payment or benefit that either alone or together with any other payments or benefits, constitutes or would reasonably be expected to constitute a “parachute payment,” as defined in Section 280G(b)(2) of the Code. Neither Seller nor the Company has any obligation to indemnify, hold harmless or gross-up any Person with respect to any Tax, interest or penalties imposed under Section 4999 of Code.

(g)            During the Lookback Period, the Company has complied in all material respects with the applicable provisions of the Affordable Care Act of 2010 and the Health Care and Education Reconciliation Act of 2010, including the employer shared responsibility provisions relating to the offer of “minimum essential coverage” to “full-time” employees that is “affordable” and provides “minimum value” (as defined in Code Section 4980H and related regulations), to the extent applicable, and any applicable employer information reporting provisions under Code Sections 6055 and 6056 (and all related regulations).

(h)            Each Benefit Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, has at all times complied in both form and operation in all material respects with the requirements of Section 409A of the Code and applicable guidance thereunder. Neither Seller nor the Company has any indemnity or gross-up obligations for any Taxes imposed under Section 409A of the Code.

Section 3.14           Material Contracts.

(a)            Section 3.14(a) of the Disclosure Schedule contains a true, accurate and complete list of each of the following types of Contracts to which the Company is a party or by which any of its assets or properties are bound as of, and in effect on, the date of this Agreement

 (the Contracts required to be set forth on Section 3.14(a) of the Disclosure Schedule, collectively, each, a “Material Contract”):

(i)            any Contract (other than a Benefit Plan) pursuant to which the Company (A) received aggregate payments in excess of $100,000 during the twelve (12) month period ended December 31, 2023, or (B) made aggregate payments in excess of $100,000 during the twelve (12) month period ended December 31, 2023;

(ii)           any Contract with (A) any Material Customer, (B) any Material Supplier, or (C) any Material Distributor;

(iii)          any Contract obligating the Company to source the entirety of its requirements for any service from a single supplier or to sell the entirety of its service to a single off-taker;

(iv)          any Contract with brokers or sales representatives;

(v)           any Contract relating to, creating, incurring, assuming, guaranteeing or evidencing Indebtedness or placing a Lien (other than a Permitted Lien) on any assets or properties of the Company;

(vi)          other than any non-disclosure or confidentiality agreement entered into by the Company in the ordinary course of business, any Contract (A) limiting, restricting or prohibiting the Company from selling any products or services or engaging in any line of business in any geographical area, including any Contracts containing non-competition or non-solicitation clauses, (B) containing any exclusivity or exclusive dealing provisions, or (C) limiting or restricting the freedom of the Company to obtain products or services from any Person;

(vii)         any Contract (A) containing a “most favored nation” pricing agreement in favor of a customer or supplier of the Company, or (B) that requires the Company to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions whereby the Company (or any counterparty to the applicable Contract) agrees to either: (1) take, and pay the contract price for, a minimum quantity of certain good or services during a certain contractual period, or (2) pay the applicable contract price for such minimum quantity (even if it has not taken such minimum quantity goods or services during the applicable contract period);

(viii)       any (A) joint venture, strategic alliance, partnership, franchise, development, distribution, sales agent or supply agreement, (B) Contract that involves a sharing of revenues, profits, losses, costs or Liabilities by the Company with any other Person, or (C) Contract providing for the Company to make any material capital contribution to, or other investment in, any Person;

(ix)          any Contract (A) granting to any Person a right of first refusal, right of first offer or similar preferential right to purchase any Equity Interests or assets of the Company, or (B) evidencing or relating to any obligation of the Company with respect to the issuance, sale, transfer, repurchase, or redemption of any Equity Interests of the Company;

(x)           any Contract entered into by the Company in the past five (5) years relating to (A) the acquisition (by merger, consolidation, purchase of stock or assets, or otherwise) by the Company of any Person, a material portion of the assets of any Person, or any business, division or product line or (B) the divestiture or disposition by the Company of a material portion of its properties or assets, or any of its Equity Interests;

(xi)          any Contract providing for capital expenditures in excess of $10,000 individually, or in excess of $50,000 in the aggregate;

(xii)         any Contract under which the Company has made, or that obligates the Company to make, a loan or capital contribution to, or investment in, any Person, other than advances to employees in the ordinary course of business;

(xiii)        any Contract under which the Company is the lessee or the lessor of any equipment or other tangible property owned by any third party involving payments or other consideration of more than $25,000 during the twelve (12) month period ended December 31, 2023;

(xiv)        any Contract for the engagement or employment of any current employee, consultant or individual independent contractor (A) providing for annual base compensation in excess of $150,000 or (B) which is not terminable on an at-will basis and without any liability to the Company;

(xv)         any Contract (A) under which the Company has acquired rights in (including to access or use) the Intellectual Property rights, IT Systems, or internet domain names of a third party, other than licenses, terms of use or other Contracts for access to and use of off-the-shelf Software or IT Systems that have not been modified or customized for the Company in any material respect and is licensed to the Company for a one-time or annual fee of $50,000 or less, (B) under which the Company has granted to any Person rights involving Owned Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business consistent with past practices that are incidental to the subject matter of the Contracts under which they are granted, (C) between any Person and the Company relating to (x) the creation or development of Intellectual Property, or (y) creation, development, hosting or maintenance of material IT Systems; and (D) Contracts concerning paid or sponsored advertising arrangements with social media influencers;

(xvi)        the Real Property Leases;

(xvii)       any Contract with any Governmental Entity;

(xviii)      any Contract providing for the Company to be an exclusive or preferred provider of any product or service to any Person or that otherwise involves the granting by any Person to the Company of exclusive or preferred rights of any kind; and

(xix)        any Order (other than office actions or rulings issued by the United States Patent and Trademark Office and similar Governmental Entities in the ordinary course of business), settlement agreement, or other Contract related to any Proceeding or threatened Proceeding involving the Company or its business (A) entered into during the Lookback Period, or (B) containing any material outstanding or unsatisfied obligations (excluding confidentiality, non-disparagement, or other customary administrative provisions).

(b)            With respect to each Material Contract: (i) such Material Contract is in full force and effect, constitutes a legal, valid and binding obligation of the Company and, to the Knowledge of Seller, each other party thereto, and is enforceable against each of them in accordance with its terms, except that such enforceability may be limited by the Enforceability Exceptions; (ii) the Company is not in violation, breach of or default (with or without notice or lapse of time or both) under, such Material Contract; (iii) to the Knowledge of Seller, no other party to such Material Contract is in violation, breach of or default (with or without notice or lapse of time or both) under, such Material Contract; (iv) during the Lookback Period, the Company has not provided to or received from any counterparty thereto any written notice announcing or threatening to terminate or modify, or announcing or alleging a violation, breach of or default under, such Material Contract; (v) the Company has not waived any material rights under any Material Contract; and (vi) the Company is not currently in a dispute, and during the Lookback Period has not been in a dispute, regarding, under, pursuant to or in connection with such Material Contract, except where the failure of any of the preceding clauses (i)-(vi) would not reasonably be expected to be material to the Company. The Company has delivered or made available to Purchaser copies of all written Material Contracts (including all modifications, amendments, supplements and waivers thereto).

Section 3.15            Intellectual Property, Information Security, and Data Privacy.

(a)            Section 3.15(a)(i) of the Disclosure Schedule includes a complete and accurate description of: (i) each item of Registered Intellectual Property forming part of the Owned Intellectual Property, including the jurisdiction in which such item of Registered Intellectual Property has been registered or filed and the applicable registration, application or serial number; (ii) each domain name and social media handle registered to the Company or otherwise used by the Company as an address for its website(s) and social media pages (“Registered Domains and SM Handles”); (iii) each unregistered Trademark forming part of the Owned Intellectual Property that is material to the business of the Company; and (iv) all Software that is Owned Intellectual Property (“Owned Software”), which Software is material to the business of the Company. Except as set forth in Section 3.15(a)(ii) of the Disclosure Schedule, no funding, facilities, or personnel of any educational institution or Governmental Entity were used, directly or indirectly, to develop or create, in whole or in part, any material Intellectual Property for the Company.

(b)            The registrations forming part of the Registered Intellectual Property are valid, subsisting, enforceable and in full force and effect, and except as set forth on Section 3.15(b) of the Disclosure Schedule, neither the Company nor any Person acting on its behalf (including any licensees) has taken any action or failed to take any action that would reasonably be expected to result in the abandonment, cancellation, invalidation or unenforceability of any such Registered Intellectual Property or any Registered Domains and SM Handles. The Company is the sole and exclusive owner of the Owned Intellectual Property (including Trade Secrets with respect to the formulations for the Products), free and clear of all Liens, other than Permitted Liens, and the Company has valid, enforceable, and sufficient rights to use, all other material Intellectual Property and internet domain names used in or otherwise necessary for the conduct of the business of the Company as now conducted. None of the Owned Intellectual Property or Registered Domains and

SM Handles are subject to any Order (other than office actions or rulings issued by the United States Patent and Trademark Office and similar Governmental Entities in the ordinary course of business) restricting the Company’s use thereof. The Seller’s consummation of the Transactions will not, in any material respect, (i) adversely alter or impair the Company’s rights in any Intellectual Property or Registered Domains and SM Handles or (ii) result in any of the following pursuant to any Contract to which the Company is a party: the grant, license or assignment to any Person of any interest in or to, or the creation of any Lien on, any Intellectual Property owned by or licensed to the Company.

(c)            The Company has taken commercially reasonable measures to maintain the confidentiality of its material confidential information and the Trade Secrets forming part of the Owned Intellectual Property, in each case, including all formulations for the Products, and, except as set forth in Section 3.15(c) of the Disclosure Schedule, no such confidential information or Trade Secrets have been disclosed by the Company to any Person except pursuant to appropriate non-disclosure agreements that obligate such Person to keep such Trade Secrets confidential both during and after the term of such agreement. None of the current or former employees, consultants or contractors of the Company has any rights in or to any Intellectual Property, confidential information, or Registered Domains and SM Handles, in each case, owned or used by the Company, other than rights to use Intellectual Property, confidential information and Registered Domain Names and SM Handles owned by the Company as necessary to perform their obligations to the Company in the ordinary course of the Company’s business, and with respect Intellectual Property and confidential information that is used by the Company but is owned by consultants or contractors of the Company, such consultants’ and contractors’ ownership and rights with respect thereto. To the Knowledge of Seller, no employee, contractor or agent of the Company is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, ownership, development, use or transfer of Owned Intellectual Property, or to the Knowledge of Seller, or any other Intellectual Property. All Persons that have conceived, developed, acquired or created material Intellectual Property for the Company that is used by the Company in the business as currently conducted have entered into written agreements pursuant to which agreements the entire and unencumbered right, title and interest in and to that Intellectual Property is assigned to the Company and/or vests in the Company by operation of Law and such agreements are, to the Knowledge of Seller, valid and enforceable. The Company is in compliance in all material respects with its non-disclosure and non-use obligations concerning third-party confidential information and Trade Secrets.

(d)            Except as set forth in Section 3.15(d) of the Disclosure Schedule: (i) the conduct of the business of the Company as currently conducted by the Company does not violate, misappropriate, dilute or infringe the Intellectual Property rights of any other Person, and has not done so during the Lookback Period; (ii) the Company, and all Persons promoting Products on its behalf, comply (and during the Lookback Period, complied) in all material respects with all FTC Endorsement Guides and related advertising guidelines and guidance concerning social media influencers and paid/sponsored advertising; (iii) no third party is misappropriating, infringing, diluting, or violating any Owned Intellectual Property (nor has done so during the Lookback Period); and (iv) no Proceedings are pending or threatened, and during the Lookback Period the Company has not sent or received any written, or to the Knowledge of Seller, oral communication, alleging any of the foregoing or otherwise regarding the ownership, validity, registrability, enforceability, right to use, or infringement of any Intellectual Property (including offers to license Intellectual Property).

(e)            The Company has complied in all material respects at all times with the terms of all Contracts to which it is a party governing the use or distribution of third-party Software (including Public Software). No use of or activities with respect to Public Software by or on behalf of the Company (i) requires the licensing, disclosure or distribution of any Software or Owned Intellectual Property to any other Person, or (ii) prohibits or limits the (A) receipt of consideration by the Company in connection with licensing or otherwise distributing any Software, or (B) imposition of contractual restrictions on the rights of licensees or other recipients to decompile, disassemble or otherwise reverse-engineer any Software. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, the Company has in its possession the source code and related documentation concerning Owned Software reasonably sufficient to enable a Software developer of reasonable skill to understand, modify, debug, enhance, compile, support and otherwise utilize such Software. No such source code for Owned Software has been delivered or licensed by the Company to any other Person, or is subject to any source code escrow or assignment obligation.

(f)            The Company has (i) applied to register all material Trademarks in each jurisdiction material to the conduct of the business of the Company as now conducted, and except for the registration applications listed in Section 3.15(a) of the Disclosure Schedule as pending, has obtained registrations for each such Trademark, and (ii) exercised reasonable quality control with respect to any Person using a Trademark that is Owned Intellectual Property (including distributors, advertisers, and contract manufacturers of the Products). The Company is in possession of and owns sufficient rights to, or has a valid right to use in all material respects in perpetuity, all of the formulations, recipes, ingredients lists, blends, specifications, mixing instructions, and processes currently used in the manufacture of the Products.

(g)            The Company (i) owns and has paid all fees required to be paid to maintain the social media accounts and handles listed in Section 3.15(a)(i) of the Disclosure Schedule, (ii) has not deactivated or deleted any of its social media accounts or handles in the last six (6) months, and (iii) is in material compliance with all applicable Laws and terms concerning the use of those accounts and handles. No Proceedings are pending or threatened, and during the Lookback Period the Company has not received any written, or to the Knowledge of Seller, oral claims or allegations concerning any violation of law or any Person’s rights in connection with the use of those social media accounts and handles.

(h)            The Company IT Systems: (i) are in good working condition; (ii) are adequate for the needs of the business and operations of the Company as currently conducted and operate and perform in all material respects in accordance with their documentation and functional specifications and as otherwise required in connection with the business and operations of the Company as currently conducted; (iii) are free from material bugs, errors, or other material defects; (iv) have not materially malfunctioned, crashed, failed, experienced denial of service attacks or continued substandard performance or other adverse events within the Lookback Period, in each case, resulting in a substantial disruption of the business operations of the Company; and (v) do not contain any Malicious Code, in each case of clauses (i) and (v), except with respect to the Company IT Systems that are not in the Company’s possession or control, as has not had, and as would not reasonably be expected to have, a material impact on the Company. The Company, and its service providers with respect to the Company IT Systems in the Company’s possession or control, have implemented commercially reasonable anti-malware, anti-virus, backup, security, business continuity, disaster recovery measures and technology, and other administrative, technical and physical safeguards consistent with industry practices taken by companies comparable in nature and size to the Company. During the Lookback Period no Security Incident has occurred or, to the Knowledge of Seller, has been threatened involving the Company IT Systems (A) in the Company’s possession or control, or (B) with respect to the other Company IT Systems, in a manner that has had, or would reasonably be expected to have, a material impact on the Company, and the information and data of the Company stored therein (including Personal Data and other sensitive information) and there has been no actual or threatened unauthorized or illegal Processing of, or accidental or unlawful destruction, loss or alteration of, any Personal Data by the Company or involving the Company IT Systems (x) in the Company’s possession or control, or (y) with respect to the other Company IT Systems, in a manner that has had, or would reasonably be expected to have, a material impact on the Company.

(i)             The Company complies, and during the Lookback Period has complied in each case, in all material respects with (i) all applicable Privacy and Security Laws; (ii) its internal and external privacy and data security policies; (iii) the Payment Card Industry Data Security Standard (PCI DSS); (iv) all public statements, representations, obligations, promises, and commitments of the Company concerning the privacy, security or the Processing of Personal Data, and (v) all contractual obligations applicable to the Company concerning information security and data privacy (including the Processing of Personal Data) (collectively, the “Data Privacy/Security Requirements”). Section 3.15(i) of the Disclosure Schedule sets forth all Contracts entered into by the Company with vendors, processors, subcontractors and other Persons acting for or on behalf of the Company in connection with the Processing of Personal Data or that otherwise authorize such Persons to have access to the Personal Data in the possession or control of the Company. To Seller’s Knowledge, such Persons comply, and during the Lookback Period have complied, with the Data Privacy/Security Requirements, in each case, in all material respects. There are no, and during the Lookback Period have not been any, Proceedings pending or threatened against the Company alleging a violation of any Data Privacy/Security Requirement. Neither the negotiation nor consummation of the Transactions, nor any disclosure or transfer of information connected therewith by Seller will breach or otherwise cause any violation of any Data Privacy/Security Requirement by the Company or require the Company to obtain the consent, waiver or authorization of, or declaration, filing or notification to, any Person by the Company under any such Data Privacy/Security Requirement.

(j)             During the Lookback Period, the Company has posted a privacy policy governing its collection and use of information and data in a clear and conspicuous location on all user-facing pages on each of the websites owned, operated or controlled by the Company through which the Company collects Personal Data in accordance with all applicable Privacy and Security Laws. No disclosure or representation made or contained in any such privacy policy has been inaccurate, misleading, deceptive or in violation of any applicable Laws in any material respect (including by containing any material omission).

Section 3.16            Environmental Matters.

(a)            There is no and, during the Lookback Period there has not been any, Proceeding pending or, to the Knowledge of Seller, threatened against or involving the Company under or pursuant to any applicable Environmental Law, except as would not, individually or in the aggregate, result in material Liabilities of the Company.

(b)            The Company: (i) is and, during the Lookback Period, has been in compliance with all applicable Environmental Laws; (ii) holds and, during the Lookback Period, has held, all Environmental Permits required for the conduct of its business; and (iii) is and, during the Lookback Period, has been in compliance with such Environmental Permits, except where the failure of any of the preceding would not, individually or in the aggregate, result in material Liabilities of the Company.

(c)            The Company has not received any Environmental Notice or Environmental Claim, the subject of which is pending or unresolved or which involves ongoing obligations or requirements.

(d)            To the Knowledge of Seller, there is no asbestos, or presumed asbestos- containing-materials or asbestos-containing-materials, lead or lead-containing materials, toxic mold, mycotoxins, urea formaldehydes, radioactive materials, polychlorinated biphenyls, or Hazardous Material landfills, impoundments or disposal facilities, at or on the Leased Real Property.

(e)            There have been no Environmental Releases or threatened Environmental Releases of, or, to the Knowledge of Seller, exposure to, Hazardous Materials (i) at, on, about, under or migrating from any Leased Real Property (including any facilities or structures located thereon) or, to the Knowledge of Seller, any real property formerly owned, leased or operated by the Company or any of its predecessors, or (ii) to the Knowledge of Seller, arising from or relating to the operations of or any products manufactured, marketed, sold or distributed, by the Company or any of its predecessors, in each case, that would reasonably be likely to give rise, individually or in the aggregate, to material Liabilities of the Company under any Environmental Laws.

(f)             Neither the Company nor any of its predecessors (i) has manufactured, marketed, sold, distributed, maintained in inventory, refurbished, installed or serviced any product or material that contains any Hazardous Materials in means or amounts that violate or would reasonably be expected to result in material Liability under any Environmental Law, nor does the Company currently, or (ii) has been named as a defendant in or is or has been subject to any Proceeding relating to the manufacturing, marketing, sale, distribution, or maintenance in inventory of any product or material that contains any Hazardous Material, or the use of or exposure to any Hazardous Material, and, to the Knowledge of Seller, no such Proceeding has been threatened and no basis exists for any such Proceeding, in each case, that would reasonably be likely to give rise, individually or in the aggregate, to material Liabilities of the Company under any Environmental Laws.

(g)            None of the Products or, to the Knowledge of Seller, any products formerly manufactured, marketed, sold or distributed by the Company or any of its predecessors contain or have contained certain intentionally added PFAS.

(h)            To the Knowledge of Seller, none of the Products will require reformulation to satisfy anticipated prohibitions of or limitations on Hazardous Materials in consumer products pursuant to Environmental Law that are reasonably likely to give rise to material Liabilities of, or otherwise materially impact, the Company.

(i)             The Company has not assumed or retained, by contract or operation of Law, any obligation under any Environmental Law or concerning any Hazardous Material that would reasonably be expected to result in material Liability to the Company under any applicable Environmental Law.

(j)             Seller has delivered or made available to Purchaser true, complete, and accurate copies and results of any reports, studies, analyses, tests, or monitoring and any other material documents or correspondence possessed or initiated by Seller or the Company pertaining to Environmental Law and relating to the Company or any of its predecessors or any other Person for whose conduct they are or may be responsible, any Leased Real Property, or any real property formerly owned, leased, or operated by the Company or any of its predecessors.

Section 3.17            Insurance.

(a)            Section 3.17(a) of the Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of all policies or binders of general liability, professional liability, fire, casualty, cyber liability, umbrella (excess) liability, real and personal property, workers’ compensation, vehicular, management liability (D&O, EPL, fiduciary, crime) and other forms of insurance covering the Company (the “Insurance Policies”). True, correct, and complete copies of the Insurance Policies have been made available to Purchaser.

(b)            With respect to each Insurance Policy: (i) such Insurance Policy is in full force and effect and enforceable in accordance with its terms; (ii) the Company is in compliance with the terms and provisions of such Insurance Policy in all material respects; and (iii) all premiums and other fees and payments due with respect to such Insurance Policy have been paid in full. The Company has not made any claim against any Insurance Policy as to which the insurer has denied coverage.

(c)            During the Lookback Period, (i) the Company has not received any written notice regarding any cancellation or termination of, premium increase with respect to, or alteration of coverage under, any such Insurance Policy, and (ii) except as set forth on Section 3.17(c) of the Disclosure Schedule, the Company has not made any claim under any Insurance Policy.

Section 3.18           Bank Accounts. Section 3.18 of the Disclosure Schedule sets forth the identity of each bank or financial institution in which the Company has an account, safe deposit box or lockbox.

Section 3.19           Affiliate Transactions. Except as set forth on Section 3.19 of the Disclosure Schedule): (a) there are no Contracts (other than employment Contracts disclosed to Purchaser prior to the date of this Agreement) between the Company, on the one hand, and any Associated Person, equityholder of Seller, or family member of any director or officer of the Company, on the other hand (such Contracts, the “Affiliate Agreements”); (b) no Associated Person has any ownership or leasehold interest in any property or asset used by the Company; (c) no Associated

Person has any payable, receivable or other intercompany account owing to or from the Company; and (d) except for the ownership of less than two percent (2%) of any class of securities of a publicly-held corporation, to Seller’s Knowledge, no Associated Person owns of record or as a beneficial owner, any Equity Interests or any other financial or profit interest in a Person that has had business dealings with, or a material financial interest, in any transaction with the Company.

Section 3.20           Broker’s Fees. Except for the engagement of Houlihan Lokey, the Company has not employed or engaged any financial advisor, broker or finder in a manner that would result in any Liability for any broker’s fees, commissions or finder’s fees in connection with this Agreement, the Transaction Documents, or the Transactions.

Section 3.21           Customers, Suppliers, and Distributors.

(a)            Section 3.21(a) of the Disclosure Schedule sets forth a list of the top ten (10) customers of the Company, as measured by aggregate payments received from such customers during the twelve (12) month period ended December 31, 2023 (each a “Material Customer”). Except as set forth on Section 3.21(a) of the Disclosure Schedule, since January 1, 2023, the Company has not received written notice that any of its Material Customers have ceased, or intend to cease, to purchase goods and services from the Company, modify the terms of its Contracts with the Company, or to otherwise terminate its relationship with the Company, and during the Lookback Period, the Company has not had any material dispute with any Material Customer.

(b)            Section 3.21(b) of the Disclosure Schedule sets forth a list of the top ten (10) suppliers of the Company, as measured by aggregate payments made to such suppliers during the twelve (12) month period ended December 31, 2023 (each a “Material Supplier”). Except as set forth in Section 3.21(b) of the Disclosure Schedule, since January 1, 2023, the Company has not received written notice that any of its Material Suppliers have ceased, or intend to cease, to sell or provide goods and services to the Company, modify the terms of its Contracts with the Company, or to otherwise terminate its relationship with the Company, and during the Lookback Period, the Company has not had any material dispute with any Material Supplier.

(c)            Section 3.21(c) of the Disclosure Schedule sets forth a list of the top ten (10) distributors of the Company, as measured by aggregate payments received from such distributors during the twelve (12) month period ended December 31, 2023 (each a “Material Distributor”). Except as set forth in Section 3.21(c) of the Disclosure Schedule, since January 1, 2023, the Company has not received written notice that any of its Material Distributors have ceased, or intend to cease, to do business with the Company, modify the terms of its Contracts with the Company, or to otherwise terminate its relationship with the Company, and during the Lookback Period, the Company has not had any material dispute with any Material Distributor.

Section 3.22           Product Liability; Product Warranty. Except as set forth on Section 3.22 of the Disclosure Schedule, as of the date of this Agreement, the Company is not, and during the Lookback Period has not been, a party to any Proceeding, and, to Seller’s Knowledge, there is not any threatened Proceeding, in each case, relating to alleged defects in the Products produced or sold by the Company during the Lookback Period or the failure of any such Products to meet the warranty specifications applicable thereto. As of the date of this Agreement, there are no material Liabilities for warranty or other claims or returns with respect to any Products produced or sold by the Company relating to any such Product defects that are not expressly reserved for in the Company Financial Statements.

Section 3.23           Disclaimer. Except for the representations and warranties contained in this Agreement and the other Transaction Documents (including the Disclosure Schedule) or in any certificate delivered hereunder at the Closing, none of Seller, the Company or any of their respective directors, managers, officers, employees, equityholders, agents, Affiliates or other Representatives, or any other Person, has made or shall be deemed to have made any representation or warranty to Purchaser or any Affiliate thereof, express or implied, at law or in equity, with respect to Seller or the Company, or any of their respective assets and properties, or the execution and delivery of this Agreement or the Transactions, including as to the accuracy or completeness of any information, documents or materials regarding the Company furnished or made available to Purchaser and its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions. Each of Seller and the Company hereby disclaims any such representations or warranties.

Article IV
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedule, Seller hereby represents and warrants to Purchaser as follows with respect to (and only with respect to) Seller, as of the date hereof and as of the Closing Date, unless otherwise stated therein:

Section 4.1             Organization and Qualification. Seller is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite limited liability company power and authority to own, operate or lease all of the properties and assets that it owns, operates or leases and to carry on its business as currently conducted. Seller is duly licensed or qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, operated or leased by it makes such licensing or qualification necessary, except where the failure to so qualify or to be in good standing would not or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Section 4.1 of the Disclosure Schedule sets forth a complete and accurate list of (a) the issued and outstanding Equity Interests of Seller held by any directors, officers, employees, consultants, or service providers of the Company and any Affiliated funds of any of the foregoing, and (b) all agreements by and between Seller and such directors, officers, employees, consultants, or service providers and Affiliated funds of any of the foregoing, including all Master Admission Agreements and similar agreements, relating to (i) the issuance by Seller of any Equity Interests to such Persons, and (ii) payments to such Persons in respect of such Equity Interests in the event of a sale of the Company (collectively, “Seller Equity Documents”).

Section 4.2             Authority and Enforceability. Seller has all necessary power and authority to execute and deliver this Agreement and all other Transaction Documents to which Seller is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions to be consummated by Seller. The execution and delivery by Seller of this Agreement and any other Transaction Document to which Seller is or will be a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the

Transactions to be consummated by Seller, have been duly and validly authorized by all necessary action on the part of Seller, and no other action on the part of Seller (including any equityholder vote or approval) is necessary to authorize the execution and delivery by Seller of this Agreement or the other Transaction Documents to which Seller is or will be party or the consummation by Seller of the Transactions to be consummated by Seller. This Agreement has been, and the other Transaction Documents to which Seller is or will be party have been or will be, duly authorized, executed and delivered by Seller and, assuming the due and valid authorization, execution and delivery of this Agreement and the other Transaction Documents to which Seller is or will be a party by Purchaser and the Company (or any other parties thereto), constitute a valid, legal and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that such enforceability may be limited by the Enforceability Exceptions.

Section 4.3             Title to Shares. Seller holds of record and owns beneficially, free and clear of any Liens (other than transfer restrictions under applicable federal and state securities Laws), the Shares. The Shares represent one hundred percent (100%) of the issued and outstanding Equity Interests of the Company. Seller has the power and authority to sell, assign, transfer, convey and deliver the Shares to Purchaser, and such delivery will convey to Purchaser at the Closing good and valid title to such Shares, free and clear of all Liens other than restrictions on transfer that may be imposed by generally applicable securities Laws. Except for this Agreement, Seller is not a party to any option, warrant, right, contract, call, put or other agreement or commitment providing for the disposition or acquisition of any Equity Interest in the Company. Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any of the Equity Interests of the Company, in each case, other than the Organizational Documents of Seller and the Company.

Section 4.4             Consents and Approvals; No Violations.

(a)            Except for approval or clearance under the HSR Act and the other Consents, filings, declarations, registrations and notices set forth on Section 4.4(a) of the Disclosure Schedule, no license, approval or Consent of, or waiver, approval, authorization, filing, declaration or registration with, or notice to any Governmental Entity or any other Person is required to be obtained by or made by Seller in connection with the execution, delivery and performance by Seller of this Agreement, the Transaction Documents to which it is or will be a party, or the consummation by Seller of the Transactions.

(b)            The execution and delivery by Seller of this Agreement and the Transaction Documents to which it is or will be a party, the consummation by Seller of the Transactions to be consummated by it, and the compliance by Seller with the terms of this Agreement and the Transaction Documents to which Seller is or will be a party do not and will not: (i) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of Seller; (ii) conflict with or result in a violation or breach of any applicable Law; or (iii) conflict with, result in a violation or breach of, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination, modification or cancellation of or a right of termination, modification or cancellation under, or accelerate the performance required under, any Contract to which Seller is a party, or by which Seller or any of its properties or assets are bound, except, in the case of clauses (ii) and (iii), where such violation, conflict, default or breach would not, and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 4.5             Litigation. There are no Proceedings pending or, to the Knowledge of Seller, threatened which involve Seller or any of its assets or Affiliates that would, or would reasonably be expected to, adversely affect Seller’s ability to timely perform its obligations under this Agreement or to consummate the Transactions. There is no outstanding Order or settlement agreement imposed upon Seller or any of its assets or Affiliates that would, or would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or adversely affect Seller’s ability to timely perform its obligations under this Agreement or to consummate the Transactions.

Section 4.6             Broker’s Fees. Except for the engagement of Houlihan Lokey by the Company, Seller has not employed or engaged any financial advisor, broker or finder in a manner that would result in any Liability for any broker’s fees, commissions or finder’s fees in connection with this Agreement, the Transaction Documents, or any of the Transactions.

Article V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows, as of the date hereof and as of the Closing Date unless otherwise stated therein:

Section 5.1             Organization and Qualification. Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of New York and has the requisite corporate power and authority to own, operate or lease all of the properties and assets that it purports to own, operate or lease and to carry on its business as it is being conducted. Purchaser is duly licensed or qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, operated or leased by it makes such licensing or qualification necessary, except where the failure to so qualify or to be in good standing would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on Purchaser’s ability to consummate the Transactions.

Section 5.2             Authority. Purchaser has all necessary power and authority to execute and deliver this Agreement and all other Transaction Documents to which Purchaser is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions to be consummated by it. The execution and delivery by Purchaser of this Agreement and any Transaction Document to which Purchaser is or will be a party, the performance by Purchaser of its obligations hereunder and thereunder, and the consummation by Purchaser of the Transactions to be consummated by it, have been duly and validly authorized by all necessary action on the part of Purchaser, and no other action on the part of Purchaser (including any shareholder vote or approval) is necessary to authorize the execution and delivery by Purchaser of this Agreement or the other Transaction Documents to which Purchaser is or will be a party or the consummation by Purchaser of the Transactions to be consummated by Purchaser. This Agreement has been, and the other Transaction Documents to which Purchaser is or will be a party have been or will be, duly authorized, executed and delivered by Purchaser and, assuming the due and valid authorization, execution and delivery of this Agreement and the other Transaction Documents to which Purchaser is party by Seller and the Company (or any other parties thereto), constitute a valid, legal and binding obligation of Purchaser, enforceable against it in accordance with its terms, except that such enforceability may be limited by the Enforceability Exceptions.

Section 5.3             Consents and Approvals; No Violations.

(a)            Except for approval or clearance under the HSR Act, no license, approval or Consent of, or waiver, approval, authorization, filing, declaration or registration with, or notice to any Governmental Entity or any other Person is required to be obtained by or made by Purchaser in connection with the execution, delivery and performance by Purchaser of this Agreement, the Transaction Documents to which it is or will be a party, or the consummation by Purchaser of the Transactions.

(b)            The execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the Transactions to be consummated by it do not and will not: (i) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of Purchaser; (ii) conflict with or result in a violation or breach by Purchaser of any applicable Law; (iii) conflict with, result in a violation or breach of, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination, modification or cancellation of or a right of termination, modification or cancellation under, or accelerate the performance required under, any Contract to which Purchaser is a party, or by which Purchaser or any of its properties or assets are bound; or (iv) result in the creation of any Lien upon any of the properties or assets of Purchaser, except, in the case of clauses (ii), (iii) and (iv), where such violation, conflict, default or breach would not, and would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on Purchaser’s ability to timely perform its obligations under this Agreement or the other Transaction Documents or to consummate the Transactions.

Section 5.4             Broker’s Fees. None of Purchaser nor any of its Affiliates has employed or engaged any financial advisor, broker or finder in a manner that would result in any Liability for Seller for any broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

Section 5.5             Litigation. There are no Proceedings pending or, to the knowledge of Purchaser, threatened which involve Purchaser or any of its businesses or assets and which would, or would reasonably be expected to, adversely affect Purchaser’s ability to timely perform its obligations under this Agreement or to consummate the Transactions. There is no outstanding Order imposed upon Purchaser or any of its assets or Affiliates that would, or would reasonably be expected to, individually or in the aggregate, have a material adverse effect on Purchaser’s ability to timely perform its obligations under this Agreement or to consummate the Transactions.

Section 5.6             Reserved.

Section 5.7             Financing.

(a)            Purchaser has delivered to Seller complete and correct copies of one or more executed debt commitment letters, including all annexes, exhibits and schedules thereto (as may be amended, restated, supplemented, modified, replaced or substituted not in violation of Section 6.8, collectively, the “Debt Financing Commitment”), pursuant to which the Debt Financing Sources party thereto have committed, subject to the terms and conditions set forth therein, to provide the debt financing to Purchaser in the cash amounts set forth therein with respect to each such Debt Financing Source for purposes (among others) of consummating the Transactions (the “Debt Financing”). A true and complete copy of any fee letter related to the Debt Financing Commitment (each, a “Fee Letter”), subject, in the case of each such Fee Letter, to redaction solely of amounts, financial, dollar and ratio terms (including related dates), “price flex” and other economic provisions that are redacted therein, has been provided to Seller.

(b)            As of the date of this Agreement, the Debt Financing Commitment has not been amended or modified in any material respect and the respective commitments contained therein have not been withdrawn or rescinded. As of the date of this Agreement, the Debt Financing Commitment is in full force and effect and constitute valid and binding obligations of Purchaser and, to the knowledge of Purchaser, each other party thereto and are enforceable against each of them in accordance with their respective terms and conditions, except as such enforceability (i) may be limited by the Enforceability Exception; and (ii) is subject to general principles of equity.

(c)            There are no conditions precedent to the funding of the Debt Financing in the aggregate amount contemplated by the Debt Financing Commitment other than as expressly set forth in the Debt Financing Commitment and any Fee Letters.

(d)            As of the date of this Agreement: (i) no event has occurred that, with notice or lapse of time or both, would reasonably be expected to result in a material breach or default of the Debt Financing Commitment on the part of Purchaser; and (ii) assuming the accuracy of the representations and warranties of Seller set forth in this Agreement in all material respects and the performance by Seller of the covenants contained in this Agreement in all material respects, Purchaser has no reason to believe that any of the conditions to be satisfied by it in the Debt Financing Commitment will fail to be timely satisfied, nor does Purchaser have any knowledge that the full amount of the Debt Financing will not be funded at the Closing.

(e)            Purchaser has fully paid any and all commitment fees or other fees required by the terms of the Debt Financing Commitment to be paid on or before the date of this Agreement.

(f)            Assuming (i) the Debt Financing is funded in accordance with the Debt Financing Commitment, (ii) the accuracy of the representations and warranties of Seller set forth in this Agreement in all material respects, and (iii) the performance by Seller and the Company of the covenants contained in this Agreement in all material respects, the aggregate proceeds contemplated by the Debt Financing Commitment, together with other sources of cash available to Purchaser and its Affiliates, will provide Purchaser with sufficient cash proceeds to pay the Estimated Purchase Price and payment of any related fees and expenses payable by Purchaser hereunder (collectively, the “Financing Purposes”).

Section 5.8             Solvency. As of the Closing, and after giving effect to all of the Transactions (including the incurrence of the Debt Financing), and assuming that the Company is Solvent immediately prior to the Closing, Purchaser will be Solvent. For purposes of this Section 5.8, “Solvent” means that, with respect to any Person and as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person, will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its indebtedness as its indebtedness becomes absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (d) such Person will be able to pay its indebtedness as it matures. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Purchaser or the Company.

Section 5.9             Certain Matters as to Purchaser. The funds to be paid to Seller pursuant to this Agreement have derived from or will have derived from legitimate business activities. Purchaser is not a Person with whom Seller is prohibited from engaging in any transaction due to any embargo or sanction of any Governmental Entity or any anti-money laundering Laws.

Section 5.10           Seller’s and the Company’s Representations and Warranties; Own Investigation.

(a)            Purchaser acknowledges and agrees that, other than the representations and warranties specifically contained in Article III and Article IV and any certificate delivered hereunder, there are no representations or warranties of Seller or the Company, any of their respective Affiliates or any other Person either expressed or implied with respect to Seller, the Company and their business. Purchaser, together with and on behalf of its Affiliates and Representatives, specifically disclaims that it is relying upon or has relied upon any other statements, representations or warranties, express or implied, that may have been made by any Person, and Purchaser, together with and on behalf of its Affiliates and Representatives, acknowledges and agrees that Seller and the Company have specifically disclaimed and hereby specifically disclaims any such other representation or warranty made by any Person.

(b)            Purchaser is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company, its assets and business, and the Transactions, which investigation, review and analysis were conducted by Purchaser together with expert advisors, including legal counsel, that it has engaged for such purpose. Purchaser acknowledges that based on its independent investigation, review and analysis and on the representations and warranties in Article III and Article IV and any certificate delivered hereunder, it has formed an independent judgment concerning the Company. Purchaser and its Representatives have been provided with adequate access to the Representatives, properties, offices, plants and other facilities, personnel and books and records of the Company and other information that they have requested in connection with their investigation of the Company, its assets and business, and the Transactions. Notwithstanding anything else contained herein, but without limiting the representations and warranties contained herein, in no event shall Seller or the Company have any Liability to Purchaser resulting from the distribution to Purchaser, or Purchaser’s use of, any information, documents or materials made available to Purchaser, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of, or in connection with, the Transactions.

(c)            Purchaser, its Affiliates and Representatives have received from Seller, the Company and their respective Affiliates and Representatives certain estimates, projections and other forecasts for the business of the Company and certain plan and budget information. Without limiting the representations and warranties contained herein, Purchaser acknowledges that (i) these estimates, projections, plans and budgets, and the assumptions on which they are based, were prepared for specific purposes and may vary significantly from each other, and (ii) there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that it has made its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it, its Affiliates or its Representatives. Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Company on an “as is” and “where is” basis, except as otherwise expressly set forth in Article III and Article IV and any certificate delivered hereunder. Purchaser acknowledges and agrees that the representations and warranties in this Agreement and in any certificate delivered hereunder are the result of arms’ length negotiations between sophisticated parties.

Section 5.11           R&W Insurance Policy. Purchaser has received an executed copy of the binder agreement for the R&W Insurance Policy from the R&W Insurer, which is effective as of the date of this Agreement. Purchaser has provided a true and correct copy of the form R&W Insurance Policy to Seller prior to the date hereof. The Parties acknowledge that obtaining the R&W Insurance Policy is a material inducement to each of the Parties’ entering into the Transactions, and that Seller is relying on Purchaser’s representations, warranties, covenants and agreements set forth in this Section 5.11 and in Section 7.6. Notwithstanding the foregoing, for the avoidance of doubt, Purchaser acknowledges and agrees that the obtaining of the R&W Insurance Policy is not a condition to the Closing.

Section 5.12           Assets and Operations. Substantially all of the assets reflected in the balance sheet included in the filings with the U.S. Securities and Exchange Commission of SMPL are owned by Purchaser and Purchaser’s direct or indirect Subsidiaries.

Article VI
PRE-CLOSING COVENANTS

Section 6.1             Operation of Business.

(a)            Between the date of this Agreement and the Closing (or until such earlier time as this Agreement is validly terminated in accordance with Article XI), except as (w) expressly permitted or required by this Agreement, (x) set forth on Section 6.1 of the Disclosure Schedule, (y) required by applicable Law, or (z) consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and Seller shall cause the Company to, (1) operate its business in the ordinary course of business consistent with past practice, in all material respects; and (2) use reasonable best efforts to preserve in all material respects its present commercial relationships with key employees, customers, suppliers, distributors, and other key Persons with whom it does business. Without limiting the generality of the foregoing, between the date of this Agreement and the Closing (or until such earlier time as this Agreement is validly terminated in accordance with Article XI), except as (A) expressly permitted or required by this Agreement, (B) set forth on Section 6.1 of the Disclosure Schedule, (C) required by applicable Law, or (D) consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and Seller shall cause the Company not to, take any of the following actions:

(i)            amend the Company’s Organizational Documents;

(ii)            (A) authorize, issue, or sell any Equity Interests, or any options, warrants, convertible securities or other rights of any kind to acquire any such Equity Interests, (B) purchase, reclassify, combine, split, subdivide or cancel, redeem or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests, or (C) declare, pay or make any dividend or distribution in respect of any of its Equity Interests;

(iii)          (A) sell, transfer, assign or otherwise dispose of any assets (tangible or intangible), business, or properties, other than the sale, transfer, assignment or disposition of inventory in the ordinary course of business consistent with past practice, (B) acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) any Person, other business organization or division thereof or any assets, business or properties, in each case having a value in excess of $50,000 individually or $100,000 in the aggregate (other than any such acquisition of inventory, raw materials or similar assets in the ordinary course of business consistent with past practice), (C) permit any Subsidiary to exist, or (D) enter into or agree to enter into any merger, consolidation, or joint venture with any other Person;

(iv)          mortgage, pledge, or grant or permit to exist any Lien on any assets or properties, other than Permitted Liens;

(v)           sell, transfer, assign, license, or otherwise dispose of any Owned Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business that are incidental to the subject matter of the Contracts under which they are granted (other than “naked” licenses to Trademarks)), Registered Domains and SM Handles or Company IT Assets, in each case, other than any of the foregoing that are immaterial to the business;

(vi)          disclose any Trade Secret or other confidential Owned Intellectual Property to any Person, other than employees or independent contractors of the Company that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof;

(vii)         forgive, cancel, compromise, waive or release any indebtedness for borrowed money owed to it;

(viii)        (A) increase the compensation or other benefits payable to any current or former directors, managers, officers or employees whose annual base salary exceeds $150,000, except in the ordinary course of business for annual cost of living increases or promotions consistent with past practice, (B) hire, promote or terminate (other than for cause) any director, manager, officer or employee who earns $150,000 or more in annual base salary, except to fill vacancies in the ordinary course of business consistent with past practice, or (C) pay or agree to pay, conditionally or otherwise, any transaction, change in control, retention, severance or similar payments and benefits, other as required by the terms of a Benefit Plan;

(ix)          enter into any agreement or arrangement that would limit or restrict the commercialization of the Company’s products following the Closing;

(x)           make capital expenditures in excess of $100,000;

(xi)          make, change or revoke any Tax election in a manner that is inconsistent with the past practices of the Company, change an annual accounting period, adopt or change any Tax accounting method, file any amended Tax Return, fail to file any Tax Return or pay any Taxes when due, enter into any closing agreement, within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law), enter into any Tax sharing agreement, consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment, initiate any voluntary Tax disclosure, settle any Tax claim or assessment, or surrender any right to claim a refund of Taxes;

(xii)         initiate any Proceeding or settle, waive, release, or compromise any Proceeding involving the Company, except where such resolution (A) does not require a payment by the Company in the aggregate in excess of $50,000, (B) does not contain any admissions of liability or responsibility, and (C) does not impose any equitable or injunctive relief on the Company;

(xiii)        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or recapitalization of, or file a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(xiv)        enter into, terminate, amend, modify or supplement, accelerate or fail to renew any Material Contract (or any Contract that would be a Material Contract if entered into prior to the date of this Agreement), other than (A) the expiration of any Material Contract in accordance with its terms or (B) any new Contracts for raw materials entered into in the ordinary course of business consistent with past practice that are terminable by the Company without penalty on no more than 60 days’ notice;

(xv)         enter into, amend or modify or terminate any Contract with an Associated Person;

(xvi)        enter into any new line of business;

(xvii)       adopt, terminate or amend any Benefit Plan, except as required under ERISA, applicable Law or as necessary to maintain the qualified status of such plan under the Code or for amendments to PEO Plans mandated by the plan sponsor;

(xviii)      make any change in any method of financial accounting or financial accounting practice or policy (including procedures with respect to revenue recognition, payments of accounts payable, and collection of accounts receivable), other than those required by GAAP, or change its fiscal year;

(xv)         change or amend any data privacy or information security practices in a manner that is materially adverse to the Company’s business, except as required by applicable Law; or

(xix)         agree, authorize or commit, whether in writing or otherwise, to do any of the foregoing.

(b)            Nothing contained in this Agreement shall give to Purchaser, directly or indirectly, rights to control or direct the operations of the Company prior to the Closing. Prior to the Closing, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the Company’s operations.

(c)            The Company shall not, and Seller shall cause the Company not to, incur any Indebtedness or use Company Cash to repay Indebtedness, pay Company Transaction Expenses or declare, set aside or pay any dividends on, or make any other cash distributions in respect of, any outstanding Equity Interests, in each case on the Closing Date prior to the Closing.

Section 6.2             Access. From the date of this Agreement until the Closing (or until such earlier time as this Agreement is validly terminated in accordance with Article XI), the Company shall permit Representatives of Purchaser to have access at reasonable times during normal business hours, with reasonable advance notice and in a manner so as not to unreasonably interfere with the normal business operations of the Company, to all books, records and documents of the Company; provided, however, that the foregoing shall (a) be permitted only to the extent reasonably necessary to enable Purchaser to complete the Transactions and plan for any post-Closing integration, (b) not apply with respect to any information the disclosure of which would, based on the advice of the Company’s outside counsel, jeopardize any attorney-client or other privilege or breach any duty or obligation of confidentiality owed to any Person without the consent of the beneficiary thereof, and (c) not apply to any information that the Company reasonably determines should not be disclosed due to its competitively sensitive nature; provided, that the Company shall use commercially reasonable efforts to provide any requested information in such a way that does not violate the foregoing clauses (b) or (c). Purchaser shall comply with, and shall direct its Representatives to comply with, all of their obligations under the Confidentiality Agreement with respect to the information disclosed pursuant to this Section 6.2, and the Confidentiality Agreement will remain in full force and effect until the Closing (or, if this Agreement is validly terminated in accordance with Article XI, until the expiration of the term set forth in the Confidentiality Agreement). Notwithstanding anything to the contrary, the Confidentiality Agreement will automatically terminate upon the effectiveness of the Closing.

Section 6.3             Contact with Business Relations. From the date of this Agreement until the Closing (or until such earlier time as this Agreement is validly terminated in accordance with Article XI), Purchaser shall not, and shall cause its Representatives to not on behalf of the Company, without the prior written consent of Seller (such consent not to be unreasonably conditioned, withheld or delayed), contact or communicate with any of the customers or suppliers, employees or other business relations of the Company in connection with the Transactions (or otherwise in connection with the Company); provided, however, that the foregoing restriction shall not prohibit any contacts by Purchaser or its Representatives or Affiliates with the customers, suppliers, or other material business relations of the Company in the ordinary course of its own business unrelated and without any reference to the Transactions.

Section 6.4              Exclusivity. During the period from the date of this Agreement through the Closing (or until such earlier time as this Agreement is validly terminated in accordance with Article XI), neither Seller nor the Company shall take or authorize, encourage, instruct, or permit any other Person on its or their behalf to take, directly or indirectly, any action to (a) initiate, knowingly encourage or engage in discussions or negotiations with, (b) solicit or knowingly encourage the making, submission or announcement of any proposal by, (c) execute, enter into or become bound by any letter of intent, purchase agreement, merger agreement, acquisition agreement, or other similar contract or understanding with, or (d) provide any non-public information to, any Person (other than Purchaser and its Affiliates and Representatives) concerning any purchase of Equity Interests of the Company, any merger involving the Company, any sale of all or substantially all of the assets of the Company or other similar transaction involving the Company (other than assets sold in the ordinary course of business) (each, an “Acquisition Proposal”). Seller and the Company will, and will cause their respective Representatives to, cease and cause to be terminated (x) any existing discussions, communications or negotiations with any Person (other than Purchaser and Purchaser’s Representatives) conducted heretofore with respect to any Acquisition Proposal, and (y) any such Person’s and its Representatives’ access to any electronic data room granted in connection with any Acquisition Proposal.

Section 6.5              Regulatory Matters.

(a)            Each of the Parties shall use reasonable best efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, including to (i) obtain from Governmental Entities all consents, registrations, approvals, permits and authorizations as are necessary for the consummation of the Transactions and (ii) promptly (and in no event later than two (2) Business Days after the date hereof) make all required submissions with respect to this Agreement required under the HSR Act (it being understood that the Parties shall use commercially reasonable efforts, but shall not be required, to make all such required submissions within one (1) Business Day after the date hereof), and all filing fees of the applicable Governmental Entity associated with the HSR Act filing shall be borne and paid by Purchaser.

(b)            Each Party shall respond as promptly as reasonably practicable to any inquiries received from the Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and any other requesting Governmental Entity, for any additional information requested pursuant to the HSR Act or other Competition Laws in connection with such filings. The Parties will notify each other promptly of any material oral communication with, and provide copies of material written communications with, any Governmental Entity in connection with any filings made pursuant to this Section 6.5(b). Each of the Parties shall cooperate reasonably with the other Party in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of all such documents to the other Party (except for the Notification and Report Form required pursuant to the HSR Act) prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of the FTC, the Antitrust Division or any other Governmental Entity under any Competition Laws with respect to any such filing. No Party shall independently participate in any formal meeting with any Governmental Entities in respect of any such filing, investigation or other inquiry without giving the other Party prior notice of the meeting and, to the extent permitted by such Governmental Entities and applicable Law, the opportunity to attend and/or participate. To the extent permitted by applicable Laws, and subject to all applicable privileges (including the attorney client privilege), each Party shall consult and cooperate reasonably with the other Party, and consider in good faith the views of each other, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto in connection with proceedings under or relating to the HSR Act or other Competition Laws. Each of the Parties may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Party under this Section 6.5(b) as “outside counsel only” and may redact documents or materials provided to the other Party to remove references concerning the valuation of the Company or to address privilege or confidentiality or business secrets concerns. Such “outside counsel only” materials and the information contained therein shall be given only to the outside legal counsel of the receiving Party and will not be disclosed by such outside legal counsel to employees, officers, agents, or directors of the receiving Party, unless express written permission is obtained in advance from the source of the materials.

(c)            Purchaser shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire (including through any merger or acquisition) any Person or portion of the assets or Equity Interests thereof, in each case that would reasonably be expected to make it materially more difficult, or to materially increase the time required, to: (i) obtain the expiration and termination of the waiting period under the HSR Act applicable to the Transactions; (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order that would delay or prevent the consummation of the Transactions; or (iii) obtain all authorizations, Consents, orders and approvals of Governmental Entities necessary for the consummation of the Transactions.

(d)            Notwithstanding anything to the contrary contained herein, the “reasonable best efforts” of Seller and the Company shall not require Seller, the Company or any of their respective Affiliates to (i) expend any money to obtain any Consent (except 50% of the costs associated with the HSR Act) required for consummation of the Transactions, (ii) provide financing to Purchaser for consummation of the Transactions or (iii) agree to any requirement, condition or action that is not conditioned upon the consummation of the Transactions.

(e)            Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require Purchaser or its Affiliates to (and, without the Purchaser’s prior written consent, the Company and Seller shall not) propose, commit to or effect the sale, license or divestiture of any assets, properties, products, product lines, services or businesses of Purchaser, the Company or any of their respective Subsidiaries or Affiliates, or take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the assets, properties, products, product lines, services or businesses of Purchaser, the Company or any of their respective Subsidiaries or Affiliates. Notwithstanding anything in this Agreement to the contrary, the “reasonable best efforts” of Purchaser shall not require Purchaser or any of its

Affiliates to agree to any requirement, condition or action that is not conditioned upon the consummation of the Transactions.

Section 6.6              Financing Cooperation.

(a)            From the date of this Agreement through the earlier of the Closing and the valid termination of this Agreement, subject to the limitations set forth in this Section 6.6, and unless otherwise agreed by Purchaser, the Company agrees to use reasonable best efforts to provide such assistance (and use reasonable best efforts to cause its personnel and advisors to provide such assistance) as is reasonably requested by Purchaser in connection with the arrangement of any Debt Financing for purposes of consummating the Transactions.

(b)            Subject to Section 6.6(d), such assistance shall include, but not be limited to, the following:

(i)            furnishing Purchaser and the Debt Financing Sources as promptly as reasonably practicable (or (x) in the case of any audited financial statements furnished pursuant to clause (A), as promptly as reasonably practicable but in no event more than 120 days after the relevant fiscal year and (y) in the case of any unaudited quarterly financial statements furnished pursuant to clause (A), as promptly as reasonably practicable but in no event more than 45 days after the relevant fiscal quarter) with (A) the Required Information; provided, that in no event shall the Required Information be deemed to include, nor shall the Company otherwise be required to provide, any information regarding any post-Closing or pro forma financial statements, post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing (including any synergies or cost savings), projections, ownership or an as-adjusted capitalization table, and (B) for any fiscal quarter ending after the date hereof and prior to the Closing, such other financial and other pertinent information pertaining to the Company (it being understood that the Company shall not be required to provide any financial statements other than those required pursuant to the definition of Required Information);

(ii)            reserved;

(iii)          preparing for and participating in (through management with appropriate seniority and expertise) a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions, sessions with rating agencies and other customary syndication activities in connection with the Debt Financing at reasonable times and upon reasonable advanced notice;

(iv)          solely as required by the terms of the Debt Financing Commitment, using reasonable best efforts to request that the independent auditors of the Company assist and cooperate with Purchaser in connection with the Debt Financing (it being understood that the Company cannot control the timing of the independent auditors’ response and shall not be responsible for any delay in procuring such response);

(v)           using reasonable best efforts to assist Purchaser and the Debt Financing Sources in Purchaser’s preparation of any bank information memoranda and similar documents and any materials for rating agency presentations, including execution and delivery of customary authorization letters related thereto (including customary representations with respect to the absence of material non-public information in the public-side versions of documents and the absence of material misstatements or omissions); provided that Purchaser is solely responsible for the content of any pro forma financial statements, synergies, projections or adjustments contained therein other than the content of historical financial information of the Company contained therein;

(vi)          solely with respect to the Company, using reasonable best efforts to facilitate the pledging of, granting a security interest in and obtaining perfection of any liens on, collateral in connection with and solely to the extent effective subject to the occurrence of the Closing;

(vii)         using reasonable best efforts to obtain documents reasonably requested by Purchaser or the Debt Financing Sources relating to the repayment of the Payoff Indebtedness, and the release on the Closing Date of all related liens, including the Payoff Letters;

(viii)        providing as promptly as reasonably practicable (and in any event, no less than three (3) Business Days prior to the Closing Date) all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including (A) the USA Patriot Act and (B) a certification regarding beneficial ownership as required by 31 C.F.R. §1010.230 to any Debt Financing Source that has requested such certification, relating to the Company prior to the Closing, in each case as reasonably requested of the Company in writing by Purchaser or the Debt Financing Sources at least ten (10) Business Days prior to the Closing Date;

(ix)          executing and delivering definitive documents and closing certificates relating to the Debt Financing as may be reasonably requested by Purchaser, in each case subject to the occurrence of the Closing; and

(x)           causing the officers of the Company who will remain officers of the Company immediately after the Closing to take, in their capacities as post-Closing officers, all reasonable corporate and other actions, subject to the occurrence of the Closing and approval of the post-Closing boards of the Company, to permit the consummation of the Debt Financing and the proceeds thereof to be made available to Purchaser at the Closing.

(c)            The Company hereby consents to the use of all of its logos in connection with the Debt Financing; provided, that such trademarks and logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or the reputation or goodwill of the Company.

(d)             Notwithstanding anything in this Agreement to the contrary, (i) except with respect to the authorization letters referred to in clause (b)(v) above and “know your customer” information referred to in clause (b)(viii) above, the Company shall not be required to pay any commitment or other similar fee or enter into any binding agreement or commitment or incur any other actual or potential Liability in connection with the Debt Financing (or any Alternative Financing) that is not subject to the occurrence of the Closing, (ii) no director, manager, officer or employee of the Company shall be required to deliver any certificate or take any other action pursuant to this Section 6.6 to the extent any such action would reasonably be expected to result in personal liability to such director, manager, officer or employee, (iii) neither the Company nor any of its respective directors or officers shall be obligated to adopt resolutions or execute consents to approve or authorize the execution of the Debt Financing (or any Alternative Financing), provided that this clause (iii) shall not prohibit the adoption or execution of any resolutions or consents effective no earlier than the Closing Date by any persons that shall remain or will become officers or directors of the Company immediately following the Closing, (iv) the Company shall not be required to deliver any financial statements for any period that is not otherwise specifically required hereunder, (v) the Company shall not be required to take any action that will conflict with or violate or result in the contravention of, or could reasonably be expected to result in a violation or breach of, or default under, any Law in any material respect or Material Contract (in each case prior to the Closing), (vi) the Company shall not be required to take any action that would reasonably be expected to cause any condition to the Closing set forth in this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement that would provide Purchaser the right to terminate this Agreement, and (vii) the Company shall not be required to cause the delivery of any legal opinions or any certificate as to solvency.

(e)            On the Closing Date or following the valid termination of this Agreement, Purchaser shall promptly reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company and payable to unaffiliated third parties in connection with such assistance; provided, that Purchaser shall not be required to reimburse the Company for costs and expenses with respect to financial statements, financial information or other materials prepared prior to the date hereof or, after the date hereof, that the Company would have prepared in the ordinary course of business.

(f)            Purchaser shall indemnify and hold harmless the Company and its personnel, Representatives, agents, and advisors from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, fines, awards, judgments, and penalties suffered or incurred by any of them in connection with the Debt Financing or any requested assistance or activities provided in connection therewith; provided, that the foregoing shall not apply in the Company’s personnel or advisors’ willful misconduct, bad faith or gross negligence.

(g)            The Company shall not be required to provide any such assistance that would unreasonably interfere with its business operations. Such assistance shall not include any actions that the Company determines, in its reasonable judgment, exercised in good faith, would result in a violation of any confidentiality arrangement, or jeopardize any legal or other applicable privilege. Neither Purchaser nor the Debt Financing Sources shall have the right to perform any investigative procedures that involve physical disturbance or damage to any property or other assets of the Company.

(h)            The Company shall have the right, but not the obligation, to review and comment on any marketing materials relating to the Company’s operation and performance prior to the dissemination of such materials to potential Debt Financing Sources (or filing with any Governmental Entity); provided, that the Company shall communicate in writing its comments, if any, to Purchaser and its counsel within a reasonable period of time under the circumstances and consistent with the time accorded to other participants who were asked to review and comment on such marketing materials.

Section 6.7      Termination of Affiliate Agreements. Prior to the Closing Date, Seller shall cause to be terminated all Affiliate Agreements (such termination to be in form and substance reasonably acceptable to Purchaser), except for (a) those Affiliate Agreements listed on Section 6.7 of the Disclosure Schedule, and (b) any Transaction Documents, effective as of no later than the Closing and in a manner and on such terms that shall not subject the Company, Purchaser, or their respective Affiliates to any ongoing liability or performance obligation thereunder on or after the Closing Date, or that would require any of the Company, Purchaser, or their respective Affiliates to make any termination, indemnity, or other payment on or after the Closing Date.

Section 6.8      Financing.

(a)            Notwithstanding anything in this Agreement to the contrary, Purchaser acknowledges and agrees that Purchaser’s obligations under this Agreement are not conditioned in any manner whatsoever upon Purchaser obtaining the Debt Financing to satisfy the Financing Purposes, and the obtaining of the Debt Financing is not a condition to Closing or the consummation of the Transactions.

(b)            Purchaser shall, and shall cause its controlled Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to arrange, consummate and obtain the Debt Financing on the terms and conditions described in the Debt Financing Commitment and the Fee Letter (including the “market flex” provisions set forth in the Fee Letter) by no later than the Closing Date, including using its (and causing its controlled Affiliates to use) reasonable best efforts to (i) maintain in full force and effect (and comply with their respective obligations under) the Debt Financing Commitment on the terms and conditions contained therein (including, to the extent the same are exercised, the “market flex” provisions set forth in the Fee Letter) until the Transactions are consummated (other than modifications to such terms and conditions as are acceptable to Purchaser so long as such modifications would not violate the restrictions on amendments and modifications otherwise set forth in Section 6.8(c)), (ii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained therein (including, to the extent the same are exercised, the “market flex” provisions set forth in the Fee Letter) or on other terms acceptable to Purchaser that would not (A) reduce the aggregate amount of the Debt Financing to an amount less than, when taken together with cash available to the Purchaser, the amount necessary to satisfy the Financing Purposes, or (B) impose new or additional conditions precedent to the receipt of all or any portion of the Debt Financing and (iii) taking into account the expected timing of Closing pursuant to Section 2.4, satisfy on a timely basis (or obtain a waiver of) all conditions applicable to Purchaser in the Debt Financing Commitment. If all of the conditions to Purchaser’s obligations under Section 8.1 and Section 8.2 (other than those conditions that by their terms, are to be satisfied on the Closing Date; provided that each such condition is then capable of being satisfied) have been satisfied or waived, Purchaser shall cause the Debt Financing to be consummated, and shall cause the Debt Financing Sources to fund the Debt Financing, in each case at or prior to the Closing.

(c)            Purchaser shall not, and shall cause its controlled Affiliates not to, permit any amendment, restatement, modification, waiver, termination or replacement of the Debt Financing Commitment (or any portion of the Debt Financing thereunder) without the prior written consent of Seller that (i) reduces (or could have the effect of reducing) the amount of aggregate cash proceeds available from the Debt Financing (including by increasing the amount of fees to be paid or original issue discount) to an amount less than, when taken together with cash available to the Purchaser, the amount necessary to satisfy the Financing Purposes, (ii) imposes new or additional conditions to the receipt of all or any portion of the Debt Financing or expands, amends or modifies any conditions to the receipt of all or any portion of the Debt Financing on the Closing Date, or (iii) would reasonably be expected to (A) delay, prevent, impede or make less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date or otherwise prevent, delay or impair the ability or likelihood of Purchaser to timely consummate the Transactions or (B) adversely impact the ability of Purchaser to enforce its rights against the Debt Financing Sources or any other parties to the Debt Financing or the definitive agreements with respect thereto or (iv) relieves or releases any Debt Financing Source from its obligations under the Debt Financing Commitment (other than as expressly provided for in the Debt Financing Commitment as in effect on the date hereof in connection with the designation of additional arrangers); provided, that, for the avoidance of doubt, Purchaser may amend, restate or modify the Debt Financing Commitment to (1) add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Financing Commitment as of the date hereof and to grant to such Debt Financing Sources such approval rights as are customarily granted to additional lenders, lead arrangers, bookrunners, syndication agents or similar entities, (2) increase the commitments or the amount of indebtedness thereunder, (3) amends the definitive agreements with respect to the Debt Financing to give effect to any “market flex” terms contained in the Debt Financing Commitment, or (4) amend titles, allocations and fee sharing arrangements with respect to existing and additional Debt Financing Sources. Purchaser shall promptly deliver copies of any amendment, modification, supplement or waiver to the Debt Financing Commitment or Fee Letter to Seller (which may, in the case of the Fee Letter, be redacted as provided in Section 5.7).

(d)            If all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment (including the “market flex” provisions set forth in the Fee Letter), or if Purchaser reasonably determines that such funds may become unavailable to Purchaser on the terms and conditions set forth therein, Purchaser shall as promptly as practicable following the occurrence of such event (i) notify Seller in writing thereof as promptly as practicable after obtaining knowledge thereof, (ii) use its reasonable best efforts to obtain and to negotiate and enter into definitive agreements with respect to alternative financing in an amount equal to such portion of the Debt Financing from the same or alternative debt financing sources (“Alternative Financing”) on terms and conditions no less favorable to Purchaser, taken as a whole, than as contemplated by the Debt Financing Commitment (taking into account the “market flex” provisions set forth in the Fee Letter) or otherwise sufficient to enable Purchaser to consummate the Transactions, and (iii) use its reasonable best efforts to obtain a new financing commitment letter that provides for such Alternative Financing and, promptly after execution thereof, deliver to Seller true, complete and correct copies of the new commitment letter and the related fee letters (which may, in the case of fee letters, be redacted as provided in Section 5.7) and related definitive financing documents with respect to such Alternative Financing. In the event any Alternative Financing is obtained and a new debt financing commitment is entered into in accordance with this Section 6.8(d), references in this Agreement to (A) “Debt Financing Commitment” shall be deemed to include and mean any new debt financing commitment to the extent then in effect and include and mean the Debt Financing Commitment to the extent not superseded by a new debt financing commitment, as the case may be, at the time in question and any new debt financing commitment to the extent then in effect, and (B) “Debt Financing” shall include and mean the financing contemplated by the Debt Financing Commitment as modified pursuant to the immediately preceding clause (A).

(e)            Purchaser shall, as promptly as practicable after obtaining knowledge thereof, give Seller written notice of any (i) material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) related to the Debt Financing, (ii) actual or threatened (in writing) withdrawal, repudiation or termination by any party to the Debt Financing Commitment or definitive agreements related to the Debt Financing, (iii) material dispute or disagreement between or among any parties to the Debt Financing Commitment or definitive agreements related to the Debt Financing with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Closing, (iv) without limiting any of Seller’s rights hereunder, amendment or modification of, or waiver under, the Debt Financing Commitment and the Debt Financing, (v) notification from one or more parties to the Debt Financing Commitment or any party to any definitive agreements related to the Debt Financing of the failure or inability to satisfy one or more conditions precedent to the Debt Financing, or (vi) change, circumstance or event that causes Purchaser to believe that it shall not be able to timely obtain all or any portion of the Debt Financing. As soon as reasonably practicable, but in any event within three (3) Business Days after the date Seller delivers to Purchaser a written request, Purchaser shall provide any information reasonably requested by Seller relating to any circumstance referred to in clauses (i) – (vi) of the immediately preceding sentence. Purchaser shall keep Seller informed on a reasonably current basis of the status of its efforts to arrange the Debt Financing contemplated by the Debt Financing Commitment. In the event that Purchaser commences an enforcement action to enforce its rights under any agreement in respect of the Debt Financing or to cause any Debt Financing Source to fund all or any portion of the Debt Financing, Purchaser shall keep Seller reasonably informed of the status of such enforcement action.

Section 6.9      Section 280G. Prior to the Closing Date, the Company shall (a) solicit and use commercially reasonable efforts to obtain (which shall not require any payment by the Company) from any Person who has a right or potential right to any payments and/or benefits in connection with the transactions contemplated by this Agreement that could be deemed to constitute “parachute payments” pursuant to Section 280G of the Code, a waiver (which shall not apply if the shareholder approval hereinafter described is obtained) of such Person’s rights to all of such payments and/or benefits that exceed an amount equal to three times such Person’s “base amount” (within the meaning of Section 280G of the Code) less one dollar (such waived portion of any payments and/or benefits, “Waived 280G Benefits”) and (b) solicit and use commercially reasonable efforts to obtain (which shall not require any payment by the Company) the approval by Seller, to the extent and in the manner required under Section 280G(b)(5)(B) of the Code and regulations thereunder, of any Waived 280G Benefits. Prior to distributing any materials relating to such vote (including any waivers, consents or disclosure statements, and the related Code Section 280G analysis and calculations), Seller shall provide Purchaser with drafts of such materials and a reasonable opportunity to comment on such drafts. At least five (5) Business Days prior to the Closing Date, Purchaser shall provide Seller in writing with all material and relevant details concerning any compensation arrangements implemented, or to be implemented, by or at the direction of Purchaser that could, when aggregated with any other compensation arrangements, give rise to a “parachute payment” disregarding any waivers.

Article VII
OTHER COVENANTS

Section 7.1      Publicity.

(a)            From and after the date of this Agreement, except to the extent required by applicable Law or the rules of any national securities exchange (in which case each Party agrees to use commercially reasonable efforts to consult with the other Parties as far in advance as reasonably practicable prior to any such disclosure as to the form and content of such disclosure and to consider any comments of the other Party in good faith), none of the Parties or any of its respective Affiliates shall issue or cause the publication of any press release or other public or industry announcement, statement or acknowledgment with respect to this Agreement or any of the Transactions without the written consent of Seller, in the case of Purchaser and its Affiliates (including, following the Closing, the Company), or Purchaser, in the case of Seller and its Affiliates (including, prior to the Closing, the Company), and the Parties shall consult with each other and consider in good faith each other’s comments with respect to the form and content of any such press release or other public or industry announcement, statement or acknowledgment; provided that Seller and its Affiliates shall be entitled to disclose such information to (i) any affiliated private equity, venture capital or similar funds that directly or indirectly control Seller or such Affiliates (and their respective affiliated or successor funds), (ii) any existing and prospective investors in such funds or successor or affiliated funds or (iii) any of their respective limited partners, lenders, Affiliates or tax, accounting or legal Representatives, in each case who agree, or otherwise have a duty, to keep confidential such information; provided, further, that Purchaser and its Affiliates shall be entitled to disclose such information to any of its lenders, Affiliates or tax, accounting, or legal Representatives, in each case who agree, or otherwise have a duty, to keep such information confidential.

(b)            Each Party shall, and shall cause its Affiliates to, and shall cause its and their respective Representatives to, hold in confidence the existence of this Agreement, the other Transaction Documents, and the terms hereof and thereof, and each such Person shall not disclose any such information to any other Person; provided, however, that any such Person may disclose any such information: (i) that becomes generally available to the public other than through a breach by the applicable Party, any of its Affiliates or any of its or their respective Representatives of their respective obligations under this Section 7.1; (ii) to its respective tax, accounting or legal Representatives who agree, or otherwise have a duty, to keep confidential such information; (iii) as required by applicable Law or the rules or regulations of any applicable United States securities exchange, (iv) as required by any Governmental Entity or under any subpoena, civil investigative demand or other similar process by a court of competent jurisdiction having jurisdiction over such Person (provided, however, that the applicable Person shall give advance written notice, to the extent legally permissible and practicable, of such compelled disclosure to the other Party, and shall cooperate with the other Party, as reasonably requested by such other Party, in connection with any efforts to prevent or limit the scope of such disclosure, at such other Party’s sole cost and expense); or (v) with the other Party’s prior written consent; and after the Closing, Purchaser and its Affiliates may disclose such information.

(c)            Nothing in this Section 7.1 shall restrict or prohibit Purchaser or any of its Affiliates from making any (i) customary announcement or other communication in connection with the arrangement of the Debt Financing (including, for the avoidance of doubt, such announcement or communications that Purchaser reasonably determines in good faith are required to ensure that any document concerning the Debt Financing does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading in light of the circumstances in which they are made), or (ii) any disclosures regarding the Company in connection with the Debt Financing to the extent such disclosure is of the type and nature previously disclosed by the Company to investors in its debt.

Section 7.2      Further Assurances.

(a)            Subject to the terms and conditions of this Agreement, each of the Parties agrees that, from and after the date hereof, at the request of the other Party, it shall execute and deliver, or cause to be executed and delivered, to the other Party such further documents or instruments of any kind and take, or cause to be taken, such other actions as may be reasonably necessary, proper or advisable to carry out any of the provisions of this Agreement or the Transactions. Each Party shall bear its own costs and expenses in compliance with this Section 7.2(a).

(b)            Following the Closing, in the event that through inadvertence, mistake, or otherwise, Purchaser or Seller discovers that any asset used in the operation of the Company’s business was retained by Seller and, as a result, was not delivered to Purchaser at the Closing, Seller shall transfer, assign, convey, and deliver such asset to Purchaser for no additional consideration (with any related cost and expense to be equally borne by Purchaser and Seller), and shall execute such further documents and instruments necessary to give effect to and evidence such transfer, assignment, conveyance, and delivery to Purchaser.

Section 7.3      Post-Closing Confidentiality.

(a)            For a period of three (3) years following the Closing, Seller shall (and shall cause its other Affiliates and Representatives to) maintain the confidentiality of, not use, and not divulge to any Person any and all confidential, proprietary and non-public information and materials, whether in written, verbal, graphic or other form, concerning the Company, including any confidential discussions or negotiations related thereto (collectively, “Company Confidential Information”), except that neither Seller nor any of its Affiliates or Representatives shall have any obligation under this Section 7.3 with respect to any Company Confidential Information that: (i) after the date of this Agreement becomes generally available to the public other than through a breach by Seller, its Affiliates and Representatives of the obligations under this Section 7.3; or (ii) is provided to Seller or any of its Affiliates after the Closing by a third party that was not bound by any duty of confidentiality to Purchaser, the Company or any of their respective Affiliates. Notwithstanding anything to the contrary herein, Seller shall (and shall direct its Affiliates and Representatives to) maintain the confidentiality of, not use, and not divulge to any Person any Company Confidential Information constituting a Trade Secret in accordance with applicable Law until such time as such information no longer constitutes a Trade Secret. Prior to the Closing, Seller shall provide and shall cause all its other Associated Persons to provide all confidential, proprietary and non-public information and materials, whether in written, verbal, graphic or other form, concerning the Company in their respective possession to the Company and, at the request of the

Company after the Closing, destroy any such information and materials in their possession that is in written or graphic form.

(b)            Notwithstanding the foregoing, Seller shall not be in breach of this Section 7.3 as a result of any disclosure of Company Confidential Information (i) that is required or requested by applicable Law or by any Governmental Entity or under any subpoena, civil investigative demand or other similar process; provided, however, that Seller shall, to the extent legally permissible and reasonably practicable, give advance written notice of such compelled disclosure to Purchaser, and shall cooperate with Purchaser, as reasonably requested by Purchaser, in connection with any efforts to prevent or limit the scope of such disclosure, at Purchaser’s sole cost and expense, or (ii) to (A) any affiliated private equity, venture capital or similar funds that directly or indirectly control Seller or its Affiliates (and their respective affiliated or successor funds), (B) any existing and prospective investors in such funds or successor or affiliated funds or (C) any of their respective limited partners, lenders, Affiliates or tax, accounting or legal Representatives, in each case who agree, or otherwise have a duty, to keep such information confidential.

Section 7.4      Directors’ and Officers’ Indemnification.

(a)            For a period of six (6) years after the Closing, Purchaser shall not, and shall cause the Company not to, amend, repeal or otherwise modify the exculpation, indemnification or advancement of expenses provisions of the Organizational Documents of the Company as in effect at the Closing in any manner that would adversely affect the rights thereunder of individuals who at the Closing were directors, officers, managers, employees or holders of equity interests of the Company (the “D&O Indemnified Persons”).

(b)            At the Closing, Purchaser shall, or shall cause the Company to, obtain, maintain and fully pay for irrevocable “tail” insurance policies (the “D&O Tail”) naming all Persons who were directors or officers of the Company prior to the Closing as direct beneficiaries with a claims period of at least six (6) years following the Closing Date with respect to management liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Closing Date. The D&O Insurance Expenses shall be borne and paid 50% by Purchaser and 50% by Seller (as a Company Transaction Expense); provided, that, in no event shall Purchaser and Seller, collectively, be required to expend on such D&O Insurance Expenses more than three hundred percent (300%) of the aggregate annual premium currently paid for such policies. Purchaser shall not, and shall cause the Company not to, cancel or change such insurance policies in any respect.

(c)            In the event that Purchaser, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, Purchaser shall make proper provision so that the successors and assigns of Purchaser or the Company, as the case may be, shall assume (including, by operation of law) the obligations set forth in this Section 7.4. The provisions of this Section 7.4(c) shall survive the consummation of the Closing.

(d)            This Section 7.4 is intended to be for the benefit of, and shall be enforceable by, the D&O Indemnified Persons. The rights to indemnification and the other rights provided for herein shall not be deemed exclusive of any other rights to which such a Person is entitled, whether pursuant to applicable Law, Contract or otherwise.

Section 7.5      Post-Closing Record Retention and Access. For a period of seven (7) years after the Closing, Purchaser shall provide, and shall cause the Company to provide, Seller and its authorized Representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to any books and records and other materials in the possession of the Company relating to periods or occurrences prior to or on the Closing Date for the preparation of financial statements and Tax Returns, including for periods ending on or prior to the Closing Date, or compliance with the rules and regulations of any Governmental Entity. Unless otherwise consented to in writing by Seller, Purchaser shall not and shall cause the Company not to, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any books and records and other materials of the Company, or any portions thereof, relating to periods prior to the Closing Date without first offering to surrender to Seller such books and records and materials or such portions thereof; provided, that nothing herein shall require the Company to suspend any document preservation policies that it may adopt in the ordinary course of business for electronic data.

Section 7.6      R&W Insurance Policy. Purchaser shall cause the R&W Insurance Policy to be conditionally bound as of the date hereof. Section VIII.B.(i) of the form R&W Insurance Policy provided to Seller pursuant to Section 5.11 shall not be amended in any way that would be adverse to Seller or any of its Affiliates or Related Parties without Seller’s prior written consent.

Section 7.7      Seller Equity Documents. From and after the date hereof, Seller shall enforce all of its rights under the Seller Equity Documents permitting Seller to retain any portion of the proceeds from a sale of the Company from any of Seller’s equityholders that are directors, officers, employees, consultants, or service providers of the Company in accordance with the terms of such Seller Equity Documents, and Seller shall not grant any waivers under, or amend the terms of, any such rights under the Seller Equity Documents without Purchaser’s prior written consent.

Article VIII
CONDITIONS TO CLOSING

Section 8.1      Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the Transactions are subject to the satisfaction at or prior to the Closing of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by Purchaser and Seller:

(a)            No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that shall be in effect and restrains, enjoins or otherwise makes illegal the consummation of the Transactions, and there shall not be any pending Proceeding that would reasonably be expected to restrain, enjoin or otherwise make illegal the consummation of the Transactions.

(b)            HSR Act. The waiting period (and any extensions thereof) applicable to the Transactions under the HSR Act shall have expired or otherwise been terminated.

Section 8.2      Additional Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the Transactions shall be subject to the satisfaction at or prior to the Closing of the following additional conditions, any of which may be waived in writing by Purchaser in its sole discretion:

(a)            Representations and Warranties of the Company and Seller. (i) The representations and warranties set forth in the first sentence of Section 3.1, Section 3.2, Section 3.3, Section 3.20, the first sentence of Section 4.1, Section 4.2, Section 4.3, and Section 4.6 shall be true and correct in all respects (except for de minimis inaccuracies) as of the date hereof and as of the Closing Date (or in the case of any such representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct in all respects (except for de minimis inaccuracies) as of the date hereof and as of such specified date), (ii) the representation and warranty contained in Section 3.6(a) shall be true and correct in all respects as of the date hereof and as of the Closing Date, and (iii) all other representations and warranties of Seller and the Company contained in Article III and Article IV shall be true and correct as of the date hereof and as of the Closing Date (or in the case of any such representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of the date hereof and as of such specified date), in each case without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein, except where, with respect to clause (iii) only, the failure to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect.

(b)            Performance by Seller and the Company. Seller and the Company shall each have performed and complied in all material respects with all of their respective covenants, obligations and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing.

(c)            No Material Adverse Effect. Since the date hereof, there shall not have occurred, and be continuing, a Material Adverse Effect.

(d)            Bring-Down Certificates. (i) Seller shall have delivered to Purchaser a certificate dated as of the Closing Date and executed by an officer of Seller certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) (as they relate to Seller) have been satisfied, and (ii) the Company shall have delivered to Purchaser a certificate dated as of the Closing Date and executed by an officer of the Company certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) (as they relate to the Company) and Section 8.2(c) have been satisfied.

In no event shall the receipt of, or the availability of, any funds to be provided as part of, the Debt Financing or any other financing be a condition to Purchaser’s obligation to consummate the Transactions.

Section 8.3      Additional Conditions to Obligations of Seller and the Company. The obligations of Seller to consummate the Transactions shall be subject to the satisfaction at or prior to the Closing of the following additional conditions, any of which may be waived in writing by Seller in its sole discretion:

(a)            Representations and Warranties Regarding Purchaser. (i) The representations and warranties set forth in the first sentence of Section 5.1, Section 5.2, and Section 5.4 shall be true and correct in all respects (except for de minimis inaccuracies) as of the date hereof and as of the Closing Date (or in the case of any such representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct in all respects (except for de minimis inaccuracies) as of the date hereof and as of such specified date), and (ii) all other representations and warranties of Purchaser contained in Article V shall be true and correct as of the date hereof and as of the Closing Date (or in the case of such other representations and warranties of Purchaser contained in this Agreement that are made as of a specified date, such representations and warranties shall be true and correct as of the date hereof and as of such specified date), in each case without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “material adverse effect” set forth therein, except where, with respect to clause (ii) only, the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Purchaser’s ability to timely perform its obligations under this Agreement or to consummate the Transactions.

(b)            Performance by Purchaser. Purchaser shall have performed and complied in all material respects with all of its covenants, obligations and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing.

(c)            Bring-Down Certificate. Purchaser shall have delivered to Seller a certificate dated as of the Closing Date and executed by an officer of Purchaser certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

Article IX
TAX MATTERS

Section 9.1      Transfer Taxes. All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes and related amounts (including any penalties, interest and additions to Tax) and all costs (including accounting and legal fees) associated with preparing and filing all Tax Returns related to such Taxes imposed on the Company or Seller in connection with this Agreement (“Transfer Taxes”) shall be borne and paid 50% by Purchaser and 50% by Seller (as a Company Transaction Expense). At least ten (10) days prior to filing any such Tax Return, Purchaser shall provide a copy of such Tax Return to Seller for its review and comment and Purchaser shall consider in good faith any comments provided by Seller. Purchaser, shall timely file such Tax Returns with the appropriate Governmental Entity. The Parties shall, and shall cause their respective Affiliates to, reasonably cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

Section 9.2      Cooperation on Tax Matters. Purchaser and Seller shall cooperate, to the extent reasonably requested by the other party, with respect to the filing of Tax Returns and any audit, litigation or other Proceeding with respect to Taxes. Such cooperation shall include the retention and provision of records and information relevant to such audit, litigation or other Proceeding and making employees available on a mutually convenient basis to provide additional information; provided that nothing herein shall require the disclosure of any information or document which could result in the loss or waiver of the attorney client or other applicable privilege reserved to Seller or Purchaser under this Agreement. Purchaser and Seller agree to retain records with respect to Tax matters pertinent to the Company until the expiration of the relevant statute of limitations. Notwithstanding anything herein to the contrary, Purchaser shall have the sole right to control any such audit, litigation, or other Proceeding with respect to any Tax of the Company after the Closing.

Section 9.3      Transaction Tax Deductions. Notwithstanding anything else contained herein, any income Tax deduction arising from the Transaction Tax Deductions, as finally determined, shall be deducted in a taxable period ending on or before the Closing Date, to the extent permitted under applicable Law; provided that, the Parties agree that 70% of any success-based fees shall be treated as so deductible in accordance with the safe-harbor election of Rev. Proc. 2011-29 (or corresponding state or local election).

Section 9.4      Post-Closing Actions. No election under Section 338 or Section 336 of the Code shall be made in connection with the Transactions. After the Closing Purchaser, in its sole discretion, shall be permitted to enter into, or cause the Company to enter into, any voluntary disclosure agreement with any Governmental Entity with respect to any Tax of the Company; provided that such voluntary disclosure agreement will not affect the amount of any Taxes reflected on the Closing Date Statement or any indemnification obligation of the Seller under this Agreement.

Section 9.5      Tax Returns.

(a)            Purchaser shall prepare and file, or cause to be prepared and filed, in a timely manner all Tax Returns of the Company for any Pre-Closing Tax Period or Straddle Period that are due after the Closing Date. With respect to any such Tax Returns that would reasonably be expected to affect any amount reflected on the Closing Date Statement as finally determined pursuant to Section 2.3(c) (“Applicable Pre-Closing Tax Returns”), such Applicable Pre-Closing Tax Returns shall be prepared in a manner consistent with the prior practice of the Company. Purchaser shall make available to Seller drafts of any Applicable Pre-Closing Tax Return no later than twenty (20) days prior to the due date for such Applicable Pre-Closing Tax Return for Seller’s review and comment, which comments Purchaser shall consider in good faith.

(b)            With respect to any Tax Returns of the Company that are due prior to the Closing Date, Seller shall prepare such Tax Returns in a manner consistent with the prior practice of the Company and make available to Purchaser drafts of any such Tax Return no later than twenty (20) days prior to the due date for such Tax Return (or, with respect to sales Taxes, as soon as reasonably practicable prior to the due date for such Tax Return) for Purchaser’s review and comment. If Purchaser notifies Seller that it objects to any item in any such income or other material Tax Return, Purchaser and Seller shall attempt in good faith to resolve the dispute; provided that, if they are unable to do so, such dispute shall be resolved by the Accounting Firm in accordance with the procedure set forth in Section 2.3(c)(ii).

Section 9.6      Tax Allocation. For purposes of this Agreement, in the case of any Straddle Period, the portion of any Taxes from any such Straddle Period that are allocated to the Pre-Closing Tax Period will be determined as follows: (i) in the case of any real property, personal property, ad valorem and similar Taxes (collectively, “Property Taxes”), the amount of any such Property

Taxes attributable to the Pre-Closing Tax Period of such Straddle Period shall be deemed to equal the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in such Straddle Period ending on and including the Closing Date, and the denominator of which is the number of total days in the entire Straddle Period; and (ii) in the case of any other Taxes that are not Property Taxes or Transfer Taxes described in Section 9.1, the amount of any such Taxes attributable to the Pre-Closing Tax Period of such Straddle Period will be computed based on the interim closing of the books as of and including the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for amortization or depreciation, shall be apportioned on a daily basis (notwithstanding that such exemptions, allowances or deductions may, under applicable Law, be determined solely at the end of the Tax period).

Section 9.7      Conflict. In the event of any conflict or overlap between the provisions of this Article IX and Article X, the provisions of this Article IX shall control.

Article X
SURVIVAL; INDEMNIFICATION

Section 10.1      Survival of Representations and Covenants.

(a)            All of the representations and warranties contained in this Agreement and in any certificate delivered by any Party hereunder shall terminate at, and shall not survive, the Closing and, following the Closing, no Proceeding may be brought by Purchaser or the Company against Seller, any Seller Releasee or any of their respective Representatives on account thereof (including on account of any actual or alleged breach thereof). Any covenants and agreements of the Parties contained in this Agreement and any other Transaction Document in each case which are required by their terms to be performed prior to the Closing shall terminate at, and shall not survive, the Closing and, following the Closing, no Proceeding may be brought by Purchaser or the Company against Seller, any Seller Releasee or any of their respective Representatives on account thereof (including on account of any actual or alleged breach thereof). Any covenants and agreements of the Parties contained in this Agreement and any other Transaction Document, in each case which are required by their terms to be performed following the Closing shall survive the Closing in accordance with their terms until fully performed or satisfied or, if no performance is specified, for the applicable statute of limitations.

(b)            Notwithstanding the foregoing or anything to the contrary herein, nothing herein will restrict any Party from seeking and obtaining any remedy for Fraud.

Section 10.2      Indemnification.

(a)            By Purchaser. Subject to the provisions of this Article X, following the Closing, Purchaser agrees to indemnify, defend and hold harmless Seller, its Affiliates, and their respective officers, directors, employees, shareholders, members, partners, agents, representatives, successors and assigns (collectively, “Seller Indemnitees”) from and against, all claims, losses, Taxes, Liabilities, damages, deficiencies, Proceedings, judgments, interest, awards, and penalties, fines, costs and expenses, including, without limitation, losses resulting from the defense, settlement and/or compromise of a claim, demand, assessment of Proceedings, reasonable attorneys’, accountants’ and expert witnesses’ fees, costs and expenses of investigation, and the costs and expenses of enforcing the indemnification provided hereunder and the cost of pursuing any insurance providers (hereafter individually a “Loss” and collectively “Losses”) directly or indirectly incurred by any of the Seller Indemnitees arising out of, in connection with, or relating to any breach of any covenant or agreement of Purchaser contained in this Agreement or in any Transaction Document. For purposes of calculating the amount of Losses incurred by Seller Indemnitees under this Agreement, such amount shall be reduced by an amount equal to the actual reduction in cash Taxes otherwise payable by Seller Indemnitees or their Affiliates as a result of such Losses in the taxable year in which such Losses are incurred determined on a “with or without” basis.

(b)            By Seller. Subject to the provisions of this Article X, following the Closing, Seller agrees to indemnify, defend, and hold harmless Purchaser, its Affiliates (including the Company), and their respective officers, directors, employees, shareholders, members, partners, agents, representatives, successors and assigns (collectively, “Purchaser Indemnitees”) from and against any and all Losses directly or indirectly incurred by any of the Purchaser Indemnitees arising out of, in connection with, or relating to any breach of any covenant or agreement of Seller or the Company contained in this Agreement or in any Transaction Document. For purposes of calculating the amount of Losses incurred by Purchaser Indemnitees under this Agreement, such amount shall be reduced by an amount equal to the actual reduction in cash Taxes otherwise payable by Purchaser Indemnitees or their Affiliates as a result of such Losses in the taxable year in which such Losses are incurred determined on a “with or without” basis.

(c)            Tax Treatment. Seller and Purchaser agree to treat any Seller Indemnification Payments made pursuant to this Section 10.2 as an adjustment to the Purchase Price for all Tax purposes, except (i) to the extent such payment represents imputed interest for Tax purposes as required by applicable Law, or (ii) as otherwise required by a “determination” (within the meaning of Section 1313(a) of the Code).

Article XI
TERMINATION

Section 11.1      Termination of the Agreement. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Transactions abandoned at any time prior to the Closing Date as follows:

(a)            by the mutual written agreement of Purchaser and Seller;

(b)            by Purchaser or Seller, if the Closing shall not have occurred by August 27, 2024 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 11.1(b) shall not be available to any Party if a breach of this Agreement by such Party shall have been the cause of the failure of the Closing to occur on or prior to such date;

(c)            by Seller, if: (i) Purchaser has breached or failed to perform any of its covenants, obligations, or other agreements contained in this Agreement such that the closing condition set forth in Section 8.3(b) would not be satisfied if such breach or failure to perform were occurring on the Closing Date; or (ii) there exists a breach of or inaccuracy in any representation or warranty of Purchaser contained in this Agreement such that the closing condition set forth in Section 8.3(a) would not be satisfied if such breach or inaccuracy were occurring on the Closing Date and, in the case of each of clauses (i) and (ii) above, such breach, inaccuracy, or failure to perform has not been waived in writing by Seller or cured (to the extent curable) by Purchaser within the earlier of (A) twenty (20) days after receipt by Purchaser of a written notice of such breach from Seller, and (B) the Outside Date, or is incapable of being cured by Purchaser by the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 11.1(c) shall not be available to Seller if Seller or the Company has breached any of its covenants, obligations, or agreements or representations and warranties set forth in this Agreement such that any of the closing conditions set forth in Section 8.2 would not be satisfied if such breach or inaccuracy were occurring on the Closing Date;

(d)            by Purchaser, if: (i) Seller or the Company has breached or failed to perform any of their respective covenants, obligations, or other agreements contained in this Agreement such that the closing condition set forth in Section 8.2(b) would not be satisfied if such breach or failure to perform were occurring on the Closing Date; or (ii) there exists a breach of or inaccuracy in any representation or warranty regarding Seller or the Company contained in this Agreement such that the closing condition set forth in Section 8.2(a) would not be satisfied if such breach or inaccuracy were occurring on the Closing Date and, in the case of each of clauses (i) and (ii) above, such breach, inaccuracy, or failure to perform has not been waived in writing by Purchaser or cured (to the extent curable) by Seller or the Company, as applicable, within the earlier of (A) twenty (20) days after receipt by Seller of a written notice of such breach from Purchaser, and (B) the Outside Date, or is incapable of being cured by Seller or the Company by the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 11.1(d) shall not be available to Purchaser if Purchaser has breached any of its covenants, obligations, or agreements or representations and warranties set forth in this Agreement such that any of the closing conditions set forth in Section 8.3 would not be satisfied if such breach or inaccuracy were occurring on the Closing Date; or

(e)            by Seller or Purchaser, if (i) the consummation of the Transactions is permanently enjoined or prohibited by the terms of a final, non-appealable Order of a court of competent jurisdiction, or (ii) there shall be a Law which makes the consummation of the Transactions permanently illegal or otherwise permanently prohibited.

The Party seeking to terminate this Agreement pursuant to this Section 11.1 (other than Section 11.1(a)) shall give prompt written notice of such termination to the other Party specifying the grounds for such termination and the specific provision under which this Agreement is being terminated.

Section 11.2      Effect of Termination.

(a)            In the event of a termination of this Agreement pursuant to Section 11.1 by Purchaser, this Agreement will become void and have no effect, without any Liability on the part of Purchaser, the Company or Seller or any of their respective officers, directors, equityholders, managers or partners, and all rights and obligations of any Party hereunder shall cease, except that (i) in the event of a Qualified Termination, Purchaser shall remain liable for payment of the Termination Fee as provided in this Section 11.2, and (ii) subject to Section 11.2(b)(ii), nothing herein shall relieve any Party of any Liability resulting from Fraud or a willful breach by such Party prior to the time of such termination. Notwithstanding the foregoing, the provisions of Section 7.1, this Section 11.2 and Article XII, and the Confidentiality Agreement, shall survive any termination of this Agreement.

(b)            Termination Fee.

(i)            In the event that this Agreement is terminated by Seller pursuant to Section 11.1(c) (a “Qualified Termination”), then Purchaser shall, as promptly as reasonably practicable (and, in any event, within three (3) Business Days) following such Qualified Termination, pay $8,400,000 (the “Termination Fee”) to, or as directed by, Seller by wire transfer of immediately available funds.

(ii)            The Parties acknowledge and agree that the right of Seller to receive the Termination Fee in the event of a Qualified Termination shall be the sole and exclusive remedy for any and all damages suffered or incurred by Seller or any other Person in connection with this Agreement or the Transactions (and the abandonment or termination thereof or any matter forming the basis for such termination), including for any Fraud or a willful breach. Notwithstanding anything to the contrary in this Agreement, in no event shall Purchaser be required to pay the Termination Fee on more than one occasion.

(iii)            Each Party acknowledges and agrees that the agreements contained in this Section 11.2(b) are an integral part of the Transactions and that, without these agreements, the other Party would not enter into this Agreement. Purchaser and Seller acknowledge and agree that (A) they have expressly negotiated this provision, (B) in light of the circumstances existing at the time of the execution of this Agreement (including the inability of the Parties to quantify the damages that may be suffered by the Company and Seller), this provision is reasonable, that the Termination Fee represents a good faith, fair estimate of the damages that the Company and Seller would suffer in the event of a Qualified Termination and that in the event of a Qualified Termination, the Termination Fee shall be payable as liquidated damages (and not as a penalty) without requiring the Company, Seller or any other Person to prove actual damages, and (C) the payment by Purchaser of the Termination Fee in the event of a Qualified Termination is liquidated damages and not a penalty for any and all Liabilities of any kind, character or description suffered or incurred by Seller, the Company and their Affiliates in connection with this Agreement or the Transactions. In the event of a Qualified Termination and upon payment of the Termination Fee, none of Purchaser, the Debt Financing Sources, or any of their respective former, current and future Affiliates, Representatives, successors and assigns shall have any further Liability relating to or arising out of this Agreement, the Debt Financing Commitment, or any Transaction Document, including under theory of law or equity (whether in contract, tort or otherwise) or any breach of any representation, warranty, covenant, or agreement or otherwise in respect of this Agreement and any Transaction Document, and in no event shall any of the foregoing Persons be subject to (nor shall any of Seller, any of its Affiliates, or any other Person seek to recover) damages (including any costs or expenses) in excess of the Termination Fee, and none of Seller, any of its Affiliates, or any other Person shall seek any other remedy (whether by or through attempted piercing of the corporate veil and whether in contract, in tort, in law or in equity or granted by statute or otherwise). For the avoidance of any doubt, (i) nothing herein shall limit Seller’s ability to seek specific performance in accordance with Section 12.12, and (ii) while Seller may pursue both (A) a grant of specific performance in accordance with Section 12.12 and (B) the payment of the Termination Fee under Section 11.2(b), under no circumstances shall Seller be permitted or entitled to receive both a grant of specific performance to cause the Closing to occur and payment of the Termination Fee.

(c)            If the Transactions are terminated as provided herein, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms, notwithstanding the termination of this Agreement.

Article XII
MISCELLANEOUS

Section 12.1      Amendment and Modification. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by Purchaser, Seller and the Company. Notwithstanding anything to the contrary contained herein, this Section 12.1, Section 12.5, Section 12.8, Section 12.10, Section 12.12, Section 12.14, and Section 12.15(b) (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections, collectively, the “DFS Provisions”) may not be amended, supplemented, waived or otherwise modified in any manner that is adverse to any Debt Financing Source Party without the prior written consent of the Debt Financing Sources (not to be unreasonably withheld, conditioned or delayed).

Section 12.2      Extension; Waiver. At any time with respect to Seller and, prior to the Closing, with respect to the Company, Purchaser may: (a) extend the time for the performance of any of the obligations or other acts of the Company or Seller; (b) waive any inaccuracies in the representations and warranties of the Company or Seller contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive compliance with any of the agreements or conditions of the Company or Seller contained in this Agreement or in any document delivered pursuant to this Agreement. At any time with respect to Purchaser and, following the Closing, with respect to the Company, Seller may: (i) extend the time for the performance of any of the obligations or other acts of the Company or Purchaser; (ii) waive any inaccuracies in the representations and warranties of Purchaser contained in this Agreement or in any document delivered pursuant to this Agreement; or (iii) waive compliance with any of the agreements or conditions of the Company or Purchaser contained in this Agreement or in any document delivered pursuant to this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise of any such rights preclude any other or further exercise thereof.

Section 12.3      Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed to have been duly given and effective: (a) on the date of transmission, if such notice or communication is sent via electronic mail (and no “bounceback” message regarding undeliverability is received), at the email address specified in this Section 12.3; (b) on the following Business Day, if sent by nationally recognized overnight courier service; (c) upon actual receipt by the party to whom such notice is required or permitted to be given, if delivered personally; or (d) on the earlier of confirmed receipt or the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. The address for such notices and communications (unless changed by the applicable Party by like notice) shall be as follows:

(A)            if to Seller (or, prior to the Closing, the Company), to:

Safe Brands, LLC

1395 Brickell Avenue, Suite 800

Miami, Florida 33131

Attention: Nicholas Singer

E-mail: ns@purchasecap.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig, P.A.

333 S.E. 2nd Avenue, Suite 4400

Miami, Florida 33131

Attention: Daniella Silberstein; Terrance Gallogly

Email: daniella.silberstein@gtlaw.com;

terrance.gallogly@gtlaw.com

(B)            if to Purchaser (or, after the Closing, the Company), to:

Simply Good Foods USA, Inc.

c/o The Simply Good Foods Company

1225 17th Street, Suite 1000

Denver, CO 80202

Attention: Timothy Kraft

Email: TKraft@simplygoodfoodsco.com

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention: Philip Richter

Email: philip.richter@friedfrank.com

Section 12.4      Counterparts. This Agreement may be executed in any number of counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed an original, but all of which shall be considered one and the same agreement, and shall become effective when each Party has received counterparts signed by each of the other Parties, it being understood and agreed that delivery of a signed counterpart signature page to this Agreement by facsimile transmission, by electronic mail in portable document format (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document shall constitute valid and sufficient delivery thereof.

Section 12.5      Entire Agreement; Third Party Beneficiaries. This Agreement (including the Schedules, Exhibits, documents and the instruments attached hereto or otherwise referred to herein) and the other Transaction Documents: (a) constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement; and (b) except as provided in Section 7.4 and Section 10.1, are not intended to confer upon any Person other than the Parties and their respective successors and permitted assigns any rights, benefits or remedies whatsoever. Neither this Agreement nor any other Transaction Document shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any Party with respect to the Transactions other than those expressly set forth herein or therein, including any implied covenants regarding noncompetition or nonsolicitation, and none shall be deemed to exist or be inferred with respect to the subject matter hereof. Notwithstanding any oral agreement or course of conduct of the parties or their Representatives to the contrary, no Party shall be under any legal obligation to enter into or complete the Transactions unless and until this Agreement shall have been executed and delivered by each of the Parties. Notwithstanding the foregoing, the Debt Financing Source Parties shall be intended third-party beneficiaries of the DFS Provisions and shall have the right to enforce their rights hereunder to the extent applicable to such Debt Financing Source Parties.

Section 12.6      Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term, provision, covenant or restriction is invalid, illegal, void, unenforceable or against regulatory policy, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

Section 12.7      Governing Law. This Agreement and any claim, cause of action, controversy or dispute (whether in contract, tort, equity, statute or otherwise) arising under, based upon or related in any way to this Agreement, the negotiation, execution or performance of this Agreement, the relationship and/or dealings of the Parties, the Transactions and/or the interpretation and enforcement of the rights and duties of the Parties hereunder or related in any way to the foregoing (a “Dispute”), shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. The Parties expressly acknowledge and agree that the requirements of 6 Del. C. § 2708 are satisfied by the provisions of this Agreement and that such statute mandates the application of Delaware Law to this Agreement and any Dispute.

Section 12.8      Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other Party; provided, however, that without such prior written consent: (i) Purchaser may assign its rights hereunder for collateral security purposes to any Debt Financing Source or any agent or collateral trustee for the Debt

Financing Sources in connection with the Debt Financing; and (ii) Purchaser may assign any of its rights and obligations hereunder to one or more of its Affiliates (provided that such assignment shall not relieve Purchaser from its obligations hereunder). Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of the provisions of this Agreement shall be null and void ab initio.

Section 12.9      Expenses. Except as expressly set forth in this Agreement, all fees, costs and expenses incurred by any Party or on its behalf in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses. Notwithstanding the foregoing, all fees, costs and expenses for any filings required to be made under the HSR Act by any Party shall be paid by Purchaser, and Seller shall not have any Liability with respect thereto.

Section 12.10      Submission to Jurisdiction. Each of the Parties hereby (a) irrevocably and unconditionally agrees that any Dispute shall be brought solely and exclusively in the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have jurisdiction over a particular Dispute, any other federal or state court located within the State of Delaware (the “Delaware Courts”), (b) expressly, irrevocably and unconditionally submits to the sole and exclusive jurisdiction of the Delaware Courts with regard to any Dispute, (c) agrees not to commence any Dispute except in the Delaware Courts, and (d) waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such Dispute, any claim that such Party is not subject personally to the jurisdiction of the Delaware Courts, that such Party’s property is exempt or immune from attachment or execution, that such Dispute brought in an inconvenient forum, that the venue of such Dispute is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by the Delaware Courts. Each of the Parties agrees that a final judgment in any Dispute or Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of process outside the territorial jurisdiction of the Delaware Courts in any Dispute or Proceeding by mailing copies thereof by registered or certified U.S. mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 12.3. However, the foregoing shall not limit the right of a Party to effect service of process on the other party by any other legally available method. Notwithstanding anything to the contrary contained in this Agreement, each of the parties to this Agreement: (i) agrees that it will not bring or support any Person in any action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Source Parties in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Financing Commitment or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; and (ii) agrees that, except as specifically set forth in the Debt Financing Commitment, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Source Parties in any way relating to the Debt Financing Commitment or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the laws of the State of New York. For the avoidance of doubt, nothing in the foregoing is intended to limit or otherwise restrict the Purchaser from fully enforcing its rights, and the obligations of the Debt Financing Source Parties under, the Debt Financing Commitment and the definitive agreements related thereto.

Section 12.11      Construction of Agreement.

(a)            The terms and provisions of this Agreement represent the results of negotiations among the Parties, each of which has been represented by counsel of its own choosing, and none of which has acted under duress or compulsion, whether legal, economic or otherwise. Accordingly, the terms and provisions of this Agreement shall be interpreted and construed in accordance with their usual and customary meanings, and each of the Parties hereby waives the application in connection with the interpretation and construction of this Agreement of any Law to the effect that ambiguous or conflicting terms or provisions contained in this Agreement shall be interpreted or construed against the Party whose attorney prepared the executed draft or any earlier draft of this Agreement.

(b)            All references in this Agreement to Sections, Articles, Exhibits and Schedules without further specification are to Sections and Articles of, and Exhibits and Schedules to, this Agreement.

(c)            The Table of Contents and the captions in this Agreement are for convenience only and shall not in any way affect the meaning, interpretation or construction of any provisions of this Agreement.

(d)            Unless the context otherwise requires, “or” is inclusive and not exclusive.

(e)            Unless the context otherwise requires, “including” means “including but not limited to”.

(f)            The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and shall not simply mean “if”.

(g)            The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as the feminine and neuter genders of such terms.

(h)            Time is of the essence with respect to all dates and time periods set forth or referred to in this Agreement.

(i)            All references to days or months will be deemed references to calendar days or months unless otherwise expressly specified.

(j)            When calculating the period of time before which, within which or following which any act is to be done or step is to be taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day.

(k)            Whenever the phrase “made available,” “delivered” or words of similar import are used in reference to a document, it shall mean the document was delivered to Purchaser or its Representatives prior to, or made available for viewing by Purchaser and its Representatives, in the “Project Hansel” electronic data room hosted by Intralinks as that site existed as of 5:00 P.M. New York City time on the Business Day prior to the date hereof.

(l)            Each reference to a Law is to it as amended from time to time and, as applicable, is to corresponding provisions of successor Laws.

Section 12.12      Specific Performance and Other Remedies.

(a)            Each Party agrees that if any of the provisions of this Agreement were not to be performed as required by their specific terms or were to be otherwise breached, irreparable damage would occur to the other Party, no adequate remedy at law would exist and damages would be difficult to determine. It is accordingly agreed that Purchaser, on the one hand, and Seller and the Company, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable) and to enforce specifically the terms and provisions of this Agreement. No Party shall be permitted to raise as a defense that an adequate remedy at law exists or that specific performance or equitable or injunctive relief is unenforceable, invalid, contrary to law or inequitable for any reason with respect to any breach of this Agreement; provided, however, that in any such Proceeding for equitable relief or specific performance, any Party may assert that specific performance is not warranted on the grounds that there is no actual or threatened breach of this Agreement. Each of the Parties hereby waives: (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. The Parties further agree that: (A) by seeking the remedies provided for in this Section 12.12(a) a Party shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement (including monetary damages) in the event that the remedies provided for in this Section 12.12(a) are not available or otherwise are not granted; and (B) nothing in this Section 12.12(a) shall require any Party to institute any Proceedings for (or limit any Party’s right to institute any Proceeding for) specific performance under this Section 12.12(a) prior or as a condition to exercising any termination right under Article XI.

(b)            For the avoidance of doubt, in no event shall the exercise of the right to obtain specific performance by the Company or Seller reduce, restrict or otherwise limit the rights of Seller to terminate this Agreement pursuant to Section 11.1 and be paid the Termination Fee pursuant to Section 11.2 in the event of a Qualified Termination; provided, however, that in no event shall Seller be entitled to obtain both a grant of specific performance to cause the Closing to occur and payment of the Termination Fee.

Section 12.13      Release.

(a)            Effective as of the Closing, Seller on behalf of itself and all Associated Persons and each of their successors and assigns (collectively, “Seller Releasing Parties”) hereby irrevocably and unconditionally releases and forever discharges Purchaser and the Company, and each of their respective Affiliates, and each of their current and former managers, officers, directors, employees, agents, equityholders, and Representatives (collectively, the “Purchaser Released Parties”) from any and all actions, causes of action, suits, litigations, Proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), obligations, liabilities, claims and demands whatsoever whether in law or in equity, whether known or unknown, fixed, absolute or contingent, matured or unmatured, accrued or unaccrued, arising out of, or relating to, or accruing from the management, supervision, and operation of the businesses of the Company prior to the Closing, and covenant not to initiate any Proceeding relating to the foregoing against the Purchaser Released Parties; provided, that nothing contained in this Agreement shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any Person with respect to enforcing the terms of this Agreement or any Transaction Document or compensation and benefits owed by the Company to employees or service providers of the Company in the ordinary course of business. The Seller Releasing Parties have been made aware of, and understand, the provisions of California Civil Code Section 1542, which provides: “A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.” The Seller Releasing Parties hereby waive all rights, benefits, and protections under California Civil Code Section 1542 and under any other state or federal statute or common law principle limiting the scope of a general release.

(b)            Effective as of the Closing, Purchaser and the Company, each on behalf of itself and all of its Affiliates, equityholders, officers, directors and managers and each of their successors and assigns (collectively, “Purchaser Releasing Parties”) hereby irrevocably and unconditionally releases and forever discharges Seller and each of its current and former direct and indirect equityholders (in their capacities as such) (collectively, the “Seller Released Parties”) from any and all actions, causes of action, suits, litigations, Proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), obligations, liabilities, claims and demands whatsoever whether in law or in equity, whether known or unknown, fixed, absolute or contingent, matured or unmatured, accrued or unaccrued, arising out of, or relating to, or accruing from Seller’s ownership of the Company and operation of its businesses prior to the Closing, and covenant not to initiate any Proceeding relating to the foregoing against the Seller Released Parties; provided, that nothing contained in this Agreement shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any Person with respect to enforcing the terms of this Agreement or any Transaction Document. The Purchaser Releasing Parties have been made aware of, and understand, the provisions of California Civil Code Section 1542, which provides: “A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.” The Purchaser Releasing Parties hereby waive all rights, benefits, and protections under California Civil Code Section 1542 and under any other state or federal statute or common law principle limiting the scope of a general release.

Section 12.14      Waiver of Jury Trial. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HEREBY WAIVES SUCH PERSON’S RIGHTS TO A JURY TRIAL WITH RESPECT TO ANY DISPUTE (INCLUDING IN CONNECTION WITH OR RELATING TO THE DEBT FINANCING). TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE SCOPE OF THE FOREGOING WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT. THIS Section 12.14 HAS BEEN FULLY

DISCUSSED BY EACH OF THE PARTIES AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH OF THE PARTIES HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH SUCH PARTY’S LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES SUCH PARTY’S JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS Section 12.14 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 12.15      Non-Recourse.

(a)            Notwithstanding anything that may be expressed or implied in this Agreement, or any agreement, document, certificate, or instrument delivered in connection herewith or otherwise, each Party acknowledges and agrees, on behalf of itself and its Affiliates, and its and their respective Related Parties, that this Agreement may only be enforced against, and any Proceeding that may be based upon, resulting from or related to this Agreement or any other Transaction Document or otherwise, or the negotiation, execution, performance, breach (whether willful, intentional, unintentional or otherwise), or termination hereof or thereof, including any representation or warranty made or alleged to have been made in, in connection with, or as an inducement to, this Agreement and any failure of the Transactions to be consummated (each of such above-described legal, equitable or other theories or sources of Liability, a “Recourse Theory”) may only be made or asserted against (and are expressly limited to) the Persons that are expressly identified as the Parties hereto in the preamble to and signature pages of this Agreement and solely in their capacities as such. No Person who is not a Party (including (a) any Related Party of a Party, and (b) any Related Party of such Related Parties but specifically excluding the Parties) (the Persons in clauses (a) and (b), together with their respective successors, assigns, heirs, executors or administrators, collectively, but specifically excluding the Parties, “Non-Parties”) shall have any Liability whatsoever based upon, resulting from or related to any Recourse Theory. In furtherance and not in limitation of the foregoing, each Party acknowledges and agrees, on behalf of itself and its Related Parties, that no recourse under any Recourse Theory, whether in equity or at law, in contract, in tort, or otherwise (including, for the avoidance of doubt, monetary damages for fraud, or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance), shall be sought or had against any other Non-Parties and no Non-Parties shall have any Liabilities or obligations (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership, or limited liability company veil, or any other theory or doctrine) for, any Liabilities of any nature whatsoever arising under, out of, in connection with, or related to any Recourse Theory, it being expressly agreed and acknowledged that no personal Liability or Liabilities whatsoever shall attach to, be imposed on, or otherwise be incurred by any Non-Party, through Purchaser, Seller or the Company, or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership, or limited liability company veil, by or through a claim by or on behalf of any Party, as applicable, by the enforcement of any assessment or by and legal or equitable actions, by virtue of any Law, or otherwise. Without limiting the rights of any Party against the other Party as set forth herein, in no event shall any Party, any of its Affiliates or any Person claiming by, through or on behalf of any of them institute any Proceeding under any Recourse Theory against any Non- Party. Notwithstanding the foregoing, nothing herein will restrict any Party from seeking and obtaining any remedy for Fraud against any Person.

(b)            No Debt Financing Source Party shall have any Liability to the Company and its Affiliates and any of the Company’s or any of such Affiliates’ respective current, former or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners with respect to any claim or cause of action (whether in contract or in tort, in law or in equity or otherwise) relating to: (a) this Agreement or the Transactions, (b) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (c) any breach or violation of this Agreement, and (d) any failure of the Transactions to be consummated. For the avoidance of doubt, this Section 12.15(b) does not limit, impair, modify or otherwise affect any rights or remedies that (x) the Purchaser or any other party to the Debt Financing Commitment may have against the Debt Financing Sources pursuant to the terms and conditions of the Debt Financing Commitment and (y) any liability or obligation of any of the Debt Financing Sources, or any of the rights of Purchaser, the Company and their Affiliates under any of the definitive documentation with respect to the Debt Financing.

Section 12.16      Legal Representation.

(a)            Purchaser, on behalf of itself and its Affiliates (including, after the Closing, the Company) acknowledges and agrees that Greenberg Traurig, P.A. (together with its Affiliates, “Greenberg Traurig”) has acted as counsel for Seller and the Company in connection with this Agreement and the Transactions (the “Acquisition Engagement”), and in connection with this Agreement and the Transactions, Greenberg Traurig has not acted as counsel for any other Person, including Purchaser.

(b)            Only Seller, the Company and their respective Affiliates shall be considered clients of Greenberg Traurig in the Acquisition Engagement. Purchaser, on behalf of itself and its Affiliates (including after the Closing, the Company) acknowledges and agrees that all confidential communications between Seller, the Company and their respective Affiliates, on the one hand, and Greenberg Traurig, on the other hand, in the course of the Acquisition Engagement, and any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, shall be deemed to belong solely to Seller and their respective Affiliates (other than the Company), and not the Company, and shall not pass to or be claimed, held, or used by Purchaser or the Company upon or after the Closing. Accordingly, Purchaser and its Affiliates (including after the Closing, the Company) shall not have access to any such communications, or to the files of Greenberg Traurig relating to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, upon and after the Closing, (i) to the extent that files of Greenberg Traurig in respect of the Acquisition Engagement constitute property of the client, only Seller and its Affiliates shall hold such property rights and (ii) Greenberg Traurig shall not have any duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company or to Purchaser by reason of any attorney-client relationship between Greenberg Traurig and the Company or otherwise; provided, however, that notwithstanding the foregoing, Greenberg Traurig shall not disclose any such attorney-client communications or files to any third parties (other than Representatives of Seller and its Affiliates;

provided that such Representatives are instructed to maintain the confidence of such attorney-client communications). Purchaser, on behalf of itself and its Affiliates (including after the Closing, the Company), irrevocably waives any right it may have to discover or obtain information or documentation relating to the Acquisition Engagement, to the extent that such information or documentation was subject to an attorney-client privilege, work product protection or other expectation of confidentiality owed to Seller and/or its Affiliates. Notwithstanding the foregoing, in the event that a dispute arises after the Closing between Purchaser or the Company or any of their Affiliates, on the one hand, and a third party other than Seller or any of its Affiliates, on the other hand, Purchaser and the Company may assert the attorney-client privilege to prevent the disclosure of the privileged information relating to the Acquisition Engagement to such third party.

(c)            Purchaser, on behalf of itself and its Affiliates (including after the Closing, the Company), acknowledges and agrees that Greenberg Traurig has acted as counsel for Seller, the Company and their respective Affiliates for several years and that Seller reasonably anticipates that Greenberg Traurig will continue to represent it and/or its Affiliates in future matters. Accordingly, Purchaser, on behalf of itself and its Affiliates (including after the Closing, the Company), expressly (i) consents to Greenberg Traurig’s representation of Seller and/or its Affiliates and/or any of their respective agents (if any of the foregoing Persons so desire) in any matter, including any post-Closing matter in which the interests of Purchaser or the Company, on the one hand, and Seller or any of its Affiliates, on the other hand, are adverse, including any matter relating to the Transactions, and whether or not such matter is one in which Greenberg Traurig may have previously advised Seller, the Company or their respective Affiliates, and (ii) consents to the disclosure by Greenberg Traurig to Seller or its Affiliates of any information learned by Greenberg Traurig in the course of its representation of Seller, the Company or their respective Affiliates relating to the Acquisition Engagement, whether or not such information is subject to attorney-client privilege, attorney work product protection, or Greenberg Traurig’s duty of confidentiality.

(d)            Seller and Purchaser consent to the arrangements in this Section 12.16 and waive any actual or potential conflict of interest that may be involved in connection with any representation by Greenberg Traurig permitted hereunder.

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed on the date first set forth above.

PURCHASER:

SIMPLY GOOD FOODS USA, INC.

By:	/s/ Geoff E. Tanner
Name:	Geoff E. Tanner
Title:	President and Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

COMPANY:

ONLY WHAT YOU NEED, INC.

By:	/s/ Mark Olivieri
Name:	Mark Olivieri
Title:	Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

SELLER:

SAFE BRANDS, LLC

By: United Nutritional Brands LLC, its manager

By:	/s/ Nicholas J. Singer
Name:	Nicholas J. Singer
Title:	Authorized Person

[Signature Page to Stock Purchase Agreement]

EXHIBIT A

EXAMPLE CALCULATION

[Attached]

EXHIBIT B

FORM OF ESCROW AGREEMENT

[Attached]